

Offering Statement

Name of issuer:

Sparrow Vision, Inc.

Legal status of issuer:

Form: **Corporation**

Jurisdiction of Incorporation/Organization: **Delaware**

Date of organization: **5/10/2018**

Physical address of issuer:

64 Beaver Street

Suite 203

New York, NY 10004

Website of issuer:

http://www.sparrowup.com

Is there a Co-Issuer? __ x _Yes ___ No

Name of Co-Issuer:
Sparrow Vision 2025 SPV LLC

Legal status of Co-Issuer:
Form:
Limited Liability Company

Jurisdiction of Incorporation/Organization:
Delaware

Date of Organization:
November 12, 2025

Physical Address of Co-Issuer:
64 Beaver Street
Suite 203
New York, NY 10004

Website of Co-Issuer:
None

Name of intermediary through which the offering will be conducted:

DealMaker Securities LLC

CIK number of intermediary:

001872856

SEC file number of intermediary:

008-70756

CRD number, if applicable, of intermediary:

315324

Amount of compensation to be paid to the Intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

As compensation for the services provided by DealMaker Securities LLC, the Issuer is required to pay to DealMaker Securities LLC a fee consisting of an eight and one-half percent (8.5%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. This fee is inclusive of all payment processing fees, transaction fees, electronic signature fees and AML search fees. There is also a $20,000 advance setup fee and $2,000 monthly fee payable to DealMaker Securities LLC and/or its affiliates.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

None

Name of qualified third-party "Escrow Agent" which the Offering will utilize

Enterprise Bank & Trust, a Missouri chartered trust company

Type of security offered:

☐ Common Stock

☑ Series Seed-1 Preferred Stock

☐ Debt

☐ Other

Target number of securities to be offered:

185,805

Price (or Method for Determining Price):

$0.26

Target offering amount:

$50,000.13

Oversubscriptions accepted:

☑ Yes

☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis

☐ First-come, first-served basis

☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$4,999,99.90

Deadline to reach the target offering amount:

3/31/2027

NOTE:

If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Number of Employees:

12

Most recent fiscal year-end: Prior fiscal year-end:

Item	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$1,266,436	$1,799,875
Cash & Cash Equivalents	$1,187,675	$1,720,750
Accounts Receivable	$67,891	$69,125
Short-term Debt	$7,538	$7,982
Long-term Debt	$0.00	$0.00
Revenues (net)	$635,783	$411,136
Cost of Goods Sold	($357,774)	($42,198)
Taxes Paid	$0.00	$0.00
Net Income	($1,771,418)	($2,220,218)

*Reflects the financial results for the Crowdfunding Issuer, Sparrow Vision, Inc. Appendix D, attached hereto and made a part hereof, also includes the audited inception financials for the Co-Issuer, which was formed on November 12, 2025.

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD,

MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC,

SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, EB, GU, PR, VI, IV, WA, WV, WI, WY, DC, GU, PR, VI,

AS, MP

Offering Statement

Sparrow Vision, Inc. ("**Sparrow**," the "**Company**," "**we**," "**us**," or "**our**") is offering a minimum amount of $50,000.13 (our **Target Offering Amount**) and up to a maximum amount of $ 4,999,999.90 (**Maximum Offering Amount**)—all in Series Seed-1 Preferred Stock (aka the "**Securities**"), at a purchase price of $0.26 per Unit on a best efforts basis.

Your investment will go through **Sparrow Vision 2025 SPV LLC**, a special purpose vehicle exempt from registration under the Investment Company Act thanks to Rule 270.3a-9. This SPV is our **Co-Issuer**, and everything must be locked in by **March 31, 2027** (our **Offering Deadline**).

Co-Issuer

This Offering has the following co-issuer(s): Sparrow Vision 2025 SPV LLC (the "**Co-Issuer**"), located at 64 Beaver Street, Suite 203, New York, NY 10004. The Co-Issuer was organized as a Limited Liability Company in the United States under the jurisdiction of Delaware in the year 2025.

The Company has formed the Co-Issuer solely for issuing the Securities under this Offering. The Co-Issuer will serve merely as a conduit for investors to invest in the Company and will not have a separate business purpose. An investment in the Co-Issuer will allow investors to achieve the same economic exposure, voting power (which is none) and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Company. The Co-Issuer will maintain a one-to-one relationship between the number, denomination, type and rights of Company securities it owns and the number, denomination, type and rights of its securities outstanding.

The Securities in this Offering will be issued by both the Company and the Co-Issuer. The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of the Security . Investors in this Offering will own limited liability company membership interests in the Co-Issuer. Pursuant to SEC rules, investors will receive the same economic and information rights in the limited liability company membership interests as if they had invested directly with the Company.

We reserve the right to accept or reject your investment for any reason—or no reason at all. All purchases go through our deal platform **DealMaker Securities LLC** (the **Intermediary**), and all committed funds are held in escrow with **Enterprise Bank & Trust** (the **Escrow Agent**) until we hit our target. You may cancel your commitment up to 48 hours before the deadline through the Intermediary's cancellation system. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

Investors will be required to pay an Investor Processing Fee of 3.5% to the Company at the time of the subscription to help offset transaction costs. The Broker will receive a cash commission on this fee.

THE COMPANY

1. Name of issuer:

Sparrow Vision, Inc.

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer and co-issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Progress Updates:

Information regarding the progress towards meeting the 50% and 100% of its Target Offering Amount will be filed with the SEC on Form C-U

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Joseph Chin	CEO	Sparrow Vision, Inc.	2018
Todd Eaglin	CAIO	Sparrow Vision, Inc.	2018
James Chin	Consultant	Independent	2018

For three years of business experience, refer to **Appendix C: Director & Officer Work History.**

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined

Joseph Chin	CEO	2018
Todd Eaglin	CAIO	2018

For three years of business experience, refer to **Appendix C: Director & Officer Work History.**

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Joseph Chin	31,755,100 Class B Common	48.1%
Samuel Pigott	16,342,738 Class B Common	22.0%

NOTE

The above information is provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business, please refer to the attached **Appendix A, Business Description & Plan**

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Our valuation and our offering price have been established internally and are difficult to assess. The company has set the price of its Series Seed-1 Preferred Stock at $0.26 per share, plus a 3.5% Investor Transaction Fee, see "Securities Being Offered" for further details on this fee. This fee is intended to offset transaction costs and though this fee is counted towards the amount the company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for shares in our company accordingly. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. The issuance of additional shares of Common Stock, Preferred Stock or additional option grants may dilute the value of your holdings, this includes the issuance of shares to employees of our Company, You should not invest if you disagree with this valuation.

The Investor Transaction Fee may not count toward your cost basis for tax purposes. The IRS and/or another relevant tax authority may consider the price of the share before including the Investor Transaction Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Sparrow Vision operates in an emerging and rapidly evolving sector involving artificial intelligence, computer vision, and mobile software. Sales and revenue projections are based on hypothetical marketing estimates. However, the company may not be able to successfully maintain, promote and grow the brand through its marketing and communication strategies. Increasing the number of customers while establishing brand awareness and loyalty may prove difficult in the hyper-competitive marketplace. Inability to successfully market the company and increase its customer base will adversely impact the company's operations and inhibit success while posing a risk to shareholder investment.

The company is susceptible to key person risk. The success of the company will largely be dependent upon the experience and skill of its board of directors, executive officers and tenured employees. The company can make no guarantees that key individuals necessary for successful operation of the business objectives will continue to be employed by the company for any defined period of time. Loss of any key persons for any reason could cause irreparable harm to the company's ability to deliver value to shareholders, meet business objectives, and could cause the company and your investment to suffer.

Some of the company's intellectual property is currently patent pending. Any patents or intellectual property protections obtained by the company may be challenged or circumvented. Intellectual property enforcement may be time consuming and cost intensive while simultaneously diverting the company's attention away from successfully executing its business plan.

The Company is revenue-generating but still faces material risks related to its ability to monetize its AI-powered coaching tools, subscription plans, and future AI agent functionality. It has limited operating capital and will be largely dependent upon its ability to finance operations from the sale of equity, the issuance of debt or other financing alternatives. The company's failure to successfully raise operating capital or effectively monetize its products could potentially result in an adverse impact to the business, up to and including bankruptcy.

The market in which the company operates is competitive and is likely to become increasingly competitive in the future. The company may ultimately face declining sales, decreased revenue or smaller margins as a direct result of competition in the marketplace. Changes in customer preference or the inability to successfully compete with other companies offering a similar product or service could negatively impact the company's financial performance.

Sparrow Vision's AI models and future AI agents may produce inaccurate, incomplete, or misleading coaching guidance due to limitations in training data, hardware variability, or environmental factors. Overreliance by users on AI guidance may result in user dissatisfaction, performance issues, or potential physical injury. The Company may face claims or reputational harm arising from incorrect or unintended AI outputs. The Company's future AI-agent features—including voice interaction, real-time guidance, and behavioral modeling—may be subject to additional regulatory oversight as AI governance laws continue to develop. Uncertainty in the regulatory landscape may require costly adjustments to Sparrow Vision's technology, user experience, or data practices.

There is a high likelihood that the company will require access to capital or credit in order to support business-growth finance requirements. Acquiring extensions of credit with favorable terms can be challenging and is highly dependent upon macro-economic conditions coupled with aforementioned internal and external known and unknown factors. If the company is unable to obtain needed credit it could be forced to modify business strategy, growth projections, or take other action necessary to raise additional capital or conserve existing funds. The company's potential inability to secure future credit could adversely impact the business, its valuation, and/or the value of shareholder securities. There is no guarantee that additional capital will be able to be raised by the company even if this raise is successful. If the company is unable to acquire additional capital it may be required to alter its business plan, business strategy, sell assets, reduce workforce, restructure under the protections of a bankruptcy filing, or cease operations and dissolve. Under such scenarios, no return of capital, shareholder settlement or refund would be issued to investors. The company's inability to secure future capital could adversely impact the business, its valuation, and/or the value of shareholder securities.

Data and information regarding the company and the investment opportunity is limited. You may not have or be able to obtain all the information requested or sought after in order to make a sound investment decision. While the company is required to disclose certain information such as an offering document, annual financial statements, information concerning intended use of funds and material changes, such disclosures and information contained herein do not represent all the data or risks associated with investing in early stage companies such as the company. Available information will be limited as the company does not have a fully developed business plan and long history of operation. Investing in crowdfunding companies presents significantly more risk than investing in publicly traded companies due to the limited amount of data and information provided by a company engaging in a Reg. CF raise. Company is not a publicly listed company; however, pursuant to this Offering, Company is required to file annual reports and promptly disclose material information, providing the ability for the investor to more closely and thoroughly monitor their investment.

The company's securities will be illiquid. The company's securities may not be converted into cash. With limited exceptions, you will not be lawfully able to sell or transfer your securities during the initial mandatory 12-month lock-up period. After this period, federal and state securities regulations may limit or restrict your ability to sell or transfer your securities. In the event you are able to sell your securities you will likely have a hard time finding a buyer due to a lack of an established market, and, if such a marketplace exists, it may experience low volume or few participants. You should be prepared to hold your investment for a very long time.

There is a high likelihood that future company performance may not achieve its stated objectives herein. All statements, claims and representations of future performance are for the most part hypothetical, based on management's good faith and best-efforts estimates, analysis, and forecasts. Current management expectations and projections regarding future performance, financial trends, societal trends, economic trends, and other reasonable beliefs impacting the business, financial conditions, and the results of its operations form the basis for the projections and other forward-looking statements made herein. As socioeconomic trends change, there is a high likelihood that such assumptions made in good faith and contained herein may become less reliable creating a circumstance where adjustments to the company's operations may be required.

Achievement of stated performance contains risks based on known and unknown internal and external factors that could lead to material changes or variations of actual results. There is no guarantee that the company's financial and operational performance will meet these projections or that future performance will be consistent with current management expectations.

There is no guarantee that any investment is immune from fraud. While most public offerings, including Reg. CF offerings require screening standards, oversight and reviews, the risk of fraud remains high when investing in any early stage company including start-ups such as the company. There is no guarantee as to the validity or accuracy of the company's claims or representations about technology, projections and forward-looking statements, advertising materials related to this crowdfunding raise, or past or future performance. You are required to undertake your own diligence and/or consult your financial advisor with respect to the accuracy and validity of the company's materials.

Investing in early stage companies without a proven track record of performance or sound liquidity such as the company is highly speculative in nature and presents significant risk to you, as the investor. In short, you may lose your entire investment. Prior to investing, you need to thoroughly research and understand all potential risk associated with investing in the company. Until the company has achieved profitability and is without need of raising additional capital, the chance of you losing your entire investment remains likely. Therefore, you should not invest more than you are willing to comfortably lose. Regardless of future revenue and/or profitability performance, good and bad, there is no guarantee that you will ever see a return on your investment, or that you will ever be in a place to exit your investment for a profit or a loss.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

*If we raise: $50,000.*13

Use of Proceeds:

> **42.5%** towards development of the product,
>
> **40.0%** towards sales and marketing (social media & email advertising),
>
> **9.0%** towards general & administrative costs, and
>
> **8.5%** towards Intermediary fees.

///

If we raise: $4,999,999.90

Use of Proceeds:

> **44.4%** towards development of the product
>
> **41.5%** towards sales and marketing (social media & email advertising)
>
> **5.6%** towards general & administrative costs
>
> **8.5%** towards Intermediary fees

Note：

Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described herein is an estimate based on our current business plan. However, we may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

Investment Confirmation Process:

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

An Investor's right to cancel.
An investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel.

The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled, and committed funds will be returned.

Material Changes

If any material change occurs related to the Offering prior to the current Offering deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments but not been accepted as investors of the Company. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions.

Closings

In the event an amount equal the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering deadline, the Company may conduct a closing of the Offering early, provided the early closing date must be at least twenty-one (21) days from the time the Offering opened. The Company may conduct subsequent closings on a rolling basis after it has conducted an initial closing until all Securities have been sold or the Offering deadline or the Offering is earlier terminated. All investors with unaccepted subscription commitments will receive notice of their scheduled closing date at least five business days prior to such closing (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before each closing date. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing and the Investor will receive the Securities in exchange for their investment.

Investor funds will be held in escrow with the Escrow Agent until eligible for disbursement to the Company following the Offering sales reaching the Target Offering Amount. After the initial disbursement, eligible funds may be disbursed prior to the close of the Offering.

The Company will return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

Terms:

13. Describe the terms of the securities being offered.

Priced Round: $34,900,000 pre-money valuation

See exact security attached as **Appendix B, Investor Contracts**

Sparrow Vision, Inc. is offering up to 18,580,453 **shares** of its Series Seed-1 Preferred Stock at a purchase price of **$0.26 per share.**

The **minimum amount or target amount** to be raised in the Offering is **$50,000.13** and the **maximum amount** to be raised in the Offering is **$4,999,999.90**, which such amount may change, from time to time, in the Company's sole and absolute discretion.

Equity

Offering Minimum: **$50,000.13 | 185,805** shares of Preferred Stock

Offering Maximum: **$4,999,999.90| 18,580,453** shares of Preferred Stock

Minimum Investment Amount (per investor): **$517.48 (inclusive of the Investor Processing Fee)**

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Perks:

If the undersigned subscribes **on or before the date on which the Company raises $250,000.00** in the Offering—which such amount, or any of the terms in the "early bird" bonus, **may change from time to time at the Company's sole and absolute discretion**—then the undersigned will receive an **early bird bonus of 10% additional shares** at the same $0.26 purchase price.

The Company reserves the right to increase the original early bird threshold from **$250,000.00** to amounts up to **$4,750,000.00.**

(1) If investment is greater than or equal to $25,000 ("$25k+"):

The following apply to investments at or above $25,000 in this round:

1.1) Tiers $25k+

Investor will receive the following effective pre-money valuation and the awarding of bonus shares based on investment amount, as follows [1] :

   $25,000 - $49,999: investor receives 67.87% bonus shares

   $50,000 - $99,999: investor receives 77.70% bonus shares

   $100,000 - $199,999: investor receives 88.89% bonus shares

   $200,000 - $299,999: investor receives 101.42% bonus shares

Note：All share calculations in this section are based on a price of $0.26 per share without the investor fee.

1.2) Next largest dollar value tier for returning investors $25k+

An investment from a returning investor will be treated as though it occurred in the next largest dollar value tier. [1]

For example, if a returning investor invests $25,000 in this round, the investor will receive the bonus share % (i.e. effective price per share) of the $50,000 - $99,999 tier.

Note: this is not applicable if the investment from the returning investor is already in the largest dollar tier.

(2) If investment is less than $25,000 ("<$25k"):

The following apply to investments below $25,000 in this round:

2.1) <u>Early Bird <$25k</u> (aka "Early Bird")

During the Early Bird period the <$25k investor will receive 10% bonus shares.

2.2) <u>Occasion Bonuses <$25k</u>

One Occasion Bonus below (from 2.2.1, 2.2.2, or 2.2.3) is stackable with 2.1 (if it is in effect). However, all the Occasion Bonuses below (in 2.2.1, 2.2.2, 2.2.3) are not stackable upon each other - i.e. only 1 Occasion Bonus can apply at a time.

Time-based Perks begin on the day this offering is launched (the "Launch Date") through 11:59 pm Eastern Daylight Time ("EDT") on the 5th day (03:59 am Coordinated Universal Time ("UTC") on the 6th day) following the Launch Date for below tiers.

2.2.1) <u>Bonus Promotion periods <$25k</u>

If the investor is investing during a Bonus Promotion period, they will receive 10% bonus shares. Bonus Promotion bonuses are not stackable upon each other, and do not stack with any applicable bonuses in 2.2.2 or 2.2.3 - only 1 of these bonuses can apply at a time.

Bonus promotion periods:
- Bonus promotion period 1 – Begins on 3/12/26 and runs through 3/31/26
- Bonus promotion period 2 – Begins on 4/1/26 and runs through 4/30/26
- Bonus promotion period 3 – Begins on 5/1/26 and runs through 5/31/26
- Bonus promotion period 4 – Begins on 6/1/26 and runs through 6/30/26
- Bonus promotion period 5 – Begins on 7/1/26 and runs through 7/31/26
- Bonus promotion period 6 – Begins on 8/1/26 and runs through 8/31/26
- Bonus promotion period 7 – Begins on 9/1/26 and runs through 9/30/26
- Bonus promotion period 8 – Begins on 10/1/26 and runs through 10/31/26
- Bonus promotion period 9 – Begins on 11/1/26 and runs through 11/30/26
- Bonus promotion period 10 – Begins on 12/1/26 and runs through 12/31/26
- Bonus promotion period 11 – Begins on 1/1/27 and runs through 1/31/27
- Bonus promotion period 12– Begins on 2/1/27 and runs through 2/28/27

- Bonus promotion period 13 – Begins on 3/1/27 and runs through 3/31/27

2.2.2) Holiday Promotion periods <$25k

If the investor is investing during a Holiday Promotion period, they will receive 10% bonus shares. Holiday Promotion bonuses are not stackable upon each other, and do not stack with any applicable bonuses in 2.2.1 or 2.2.3 - only 1 of these bonuses can apply at a time.

Holiday promotion periods:

- St Patrick's Day promotion period - Begins on 3/12/26 and runs through 3/18/26
- Easter promotion period - Begins on 3/26/26 and runs through 4/6/26
- National Investing Day promotion period - Begins on 4/21/26 and runs through 5/2/26
- National Star Wars Day promotion period - Begins on 4/25/26 and runs through 5/4/26
- Mother's Day promotion period - Begins on 4/30/26 and runs through 5/11/26
- National Be a Millionaire Day promotion period - Begins on 5/11/26 and runs through 5/21/26
- Memorial Day promotion period - Begins on 5/13/26 and runs through 5/26/26
- Father's Day promotion period - Begins on 6/11/26 and runs through 6/22/26
- 4th of July promotion period - Begins on 6/24/26 and runs through 7/6/26
- National AI Day promotion period- Begins on 7/7/26 and runs through 7/18/26
- National Startup Day period - Begins on 7/23/26 and runs through 8/3/26
- Labor Day period - Begins on 8/27/26 and runs through 9/7/26
- Season Kickoff period - Begins on 9/3/26 and runs through 9/15/26
- Fall Season Promotion - Begins on 9/11/26 and runs through 9/22/26
- National Golf Lovers Day Promotion - Begins on 9/24/26 and runs through 10/5/26
- National Sports Day Promotion - Begins on 10/8/26 and runs through 10/18/26
- Halloween Promotion - Begins on 10/23/26 and runs through 11/2/26
- Veterans Day Promotion - Begins on 11/1/26 and runs through 11/11/26
- Thanksgiving Promotion - Begins on 11/14/26 and runs through 11/25/26
- Black Friday/Cyber Monday Promotion - Begins on 11/21/26 and runs through 12/1/26
- National App Day Promotion - Begins on 12/3/26 and runs through 12/14/26
- Christmas Promotion - Begins on 12/16/26 and runs through 12/26/26
- New Year's Promotion - Begins on 12/22/26 and runs through 1/2/27
- National Technology Day Promotion Period - Begins on 12/29/26 and runs through 1/8/27
- MLK Day Promotion Period - Begins on 1/8/27 and runs through 1/19/27
- National Startup Day Promotion Period - Begins on 1/7/27 and runs through 1/17/27
- Lunar New Year Promotion Period - Begins on 1/27/27 and runs through 2/8/27
- Valentine's Day Promotion Period - Begins on 2/4/27 and runs through 2/15/27
- Presidents' Day Promotion Period - Begins on 2/11/27 and runs through 2/22/27
- St. Patrick's Day 2 Promotion Period - Begins on 3/9/27 and runs through 3/18/27

2.2.3) Sports Event Promotion period <$25k

If the investor is investing during a Sports Event Promotion period, they will receive 10% bonus shares. These Sport Event Promotion bonuses are not stackable upon each other, and do not stack with any applicable bonuses in 2.2.1 or 2.2.2 - only 1 of these bonuses can apply at a time.

Sports Event promotion periods:

- March Madness 1 promotion period - Begins on 3/13/26 and runs through 3/23/26
- March Madness 2 promotion period - Begins on 3/19/26 and runs through 3/30/26
- March Madness 3 promotion period - Begins on 3/26/26 and runs through 4/7/26
- The Masters promotion period - Begins on 4/2/26 and runs through 4/13/26
- PGA Championship promotion period - Begins on 5/6/26 and runs through 5/17/26
- NBA Finals promotion period - Begins on 5/26/26 and runs through 6/6/26
- World Cup kickoff promotion period - Begins on 6/1/26 and runs through 6/11/26
- NHL Finals promotion period - Begins on 6/5/26 and runs through 6/15/26
- US Open promotion period - Begins on 6/11/26 and runs through 6/22/26
- The Open Championship promotion period - Begins on 7/10/26 and runs through 7/20/26
- World Cup final promotion period - Begins on 7/10/26 and runs through 7/20/26
- US Open (tennis) promotion period - Begins on 8/6/26 and runs through 8/17/26
- US Open 2 promotion period - Begins on 8/13/26 and runs through 8/24/26
- World Series promotion period - Begins on 10/14/26 and runs through 10/26/26
- Super Bowl promotion period - Begins on 2/4/27 and runs through 2/15/27
- The Players Championship promotion period - Begins on 3/3/27 and runs through 3/14/27
- March Madness 1 27 promotion period - Begins on 3/10/27 and runs through 3/21/27
- March Madness 2 27 promotion period - Begins on 3/18/27 and runs through 3/28/27

2.3) <u>Special Situation Bonuses <$25k</u>

A Special Situation bonus below is stackable with 2.1 (if it is in effect) and one bonus from 2.2 (if it is in effect). However, the 3 Special Situation bonuses below are not stackable upon each other - only 1 of these Special Situation bonuses can apply at a time.

2.3.1) <u>Returning Investor Bonus <$25k</u>

If the investor is a returning investor who has invested in a previous investment round, they will receive 10% bonus shares.

2.3.2) <u>Sparrow App Subscriber Bonus <$25k</u>

If the investor is a current Sparrow App Subscriber, they will receive 10% bonus shares.

2.3.3) <u>Sparrow Event Attendance Bonus <$25k</u>

If the investor is in attendance, or has attended, an event where Sparrow personnel are present, they will receive 10% bonus shares.

2.4) <u>Volume Bonus <$25k</u> (aka "Regular Period")

The volume bonus below (if one applies) is stackable with 2.1 (if it is in effect) and one bonus from 2.2 (if it is in effect) and one bonus from 2.3 (if it is in effect).

If investment is in the range of $1,000 – $4,999, investor will receive 5% bonus shares
If investment is in the range of $5,000 – $9,999, investor will receive 7% bonus shares
If investment is in the range of $10,000 – $14,999, investor will receive 10% bonus shares
If investment is in the range of $15,000 – $19,999, investor will receive 12% bonus shares
If investment is in the range of $20,000 – $24,999, investor will receive 15% bonus shares

In order to qualify for any bonus share incentive, the investor must make a single investment that meets or exceeds the specified minimum threshold for that perk within the same offering. Multiple smaller investments may not be aggregated to qualify for any perk or bonus.

All perks, including bonus shares, will be granted only after the close of the offering and subject to the Company reaching its required minimum offering amount.

If an investor incorrectly claims eligibility for any Special Situation Bonus, the Company reserves the right to adjust the number of shares issued to reflect the investor's actual eligibility status.

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

DealMaker Securities LLC has not been engaged to assist in the distribution of the Bonus Shares, and will not receive any compensation related to the Bonus Shares.

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV has been formed as Sparrow Vision 2025 SPV LLC. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights

Investors will not have voting rights. Investors in the Securities will not have voting rights. Thus, Investors will never be able to vote upon any matters of the Company. As such, Investors will not have any influence over matters requiring stockholder approval, including the election of directors or managers and approval of significant Company transactions, nor the Company's management and policies. Moreover, those with voting rights could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals. As such, Investors should not purchase the Securities if they are not comfortable with this lack of voting and control.

Restriction on Transferability

Interests in the SPV are subject to restrictions on transfer, as set forth in the Subscription Agreement and the SPV's Limited Liability Company Agreement. No transfer of SPV interests may be made without the prior written consent of the SPV manager, and in some cases, the Company.

14. Do the securities offered have voting rights?

☐ **Yes**

☑ No

15. How may the terms of the securities being offered be modified?

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

Pursuant to authorization in the Investor Agreement between each Investor and the Company, Company is authorized to take the following actions with respect to the investment contract between the Company and an investor:

A. Company may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and

B. Company may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

a. to the issuer;
b. to an accredited investor;
c. as part of an offering registered with the U.S. Securities and Exchange Commission; or
d. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

16. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights

Series Seed-1 Preferred Stock	125,000,000	74,847,726	Yes
Class A Common	145,000,000	305,272	Yes
Class B Common	80,000,000	54,217,978	Yes

Class of Security | Securities Reserved for Issuance upon Exercise or Conversion

Describe any other rights:

Class A common stock is entitled to one (1) vote per share. Class B common stock is entitled to ten (10) votes per share.

The Company has authorized Series Seed-1 Preferred Stock through filing of a restated Certificate of Incorporation. The Series Seed-1 Preferred Stock includes voting rights (one vote per share) and has a 1x liquidation preference over Common:

Liquidation Right.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of Series Seed-1 Preferred Stock then outstanding shall have the option to: (i) exercise their liquidation preference to receive payment before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, in an amount equal to the Share Purchase Price, plus an additional amount, if and to the extent available, entitling each holder to participate with the holders of Common Stock (on an pro rata as-converted basis) in 20% of any remaining proceeds until such holder has received, in the aggregate, total distributions equal to one hundred twenty percent (120%) of the original Share Purchase Price, after which no further distributions shall be made to such Preferred stock holder; or (ii) elect to convert their Preferred Stock to Common Stock and receive payment proportionate to their equity stake. If any holder of Preferred Stock converts shares of Preferred Stock into Common Stock, then such holder shall no longer be entitled to receive any distribution that would otherwise be made to holders of Preferred Stock that have not converted into shares of Common Stock.

17. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFEs, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

18. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

19. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem
 their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

20. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

a. unrelated third party valuations of our common stock;

b. the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;

c. our results of operations, financial position and capital resources;

d. current business conditions and projections;

e. the lack of marketability of our common stock;

f. the hiring of key personnel and the experience of our management;

g. the introduction of new products;

h. the risk inherent in the development and expansion of our products;

i. our stage of development and material risks related to our business;

j. the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

k. industry trends and competitive environment;

l. trends in consumer spending, including consumer confidence;

m. overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

n. the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

21. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

22. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities.

The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer.

As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of

Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties.

None

NOTE:

The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

23. Describe the material terms of any indebtedness of the issuer:

None

24. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
10/2024 - 12/2024	Regulation D, Rule 506(c)	Preferred Stock	$975,000	General business operations and product development
1/2025 - 11/2025	Regulation D, Rule 506(c)	Preferred Stock	$1,180,000	General business operations and product development

25. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☐Yes
☑No

FINANCIAL CONDITION OF THE ISSUER

26. Does the issuer have an operating history?

☑ Yes

☐ No

27. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

BUSINESS DESCRIPTION

Overview

Sparrow leverages its proprietary AI and Generative AI solutions to coach people in a wide range of physical skills, such as sports, guitar, and yoga. Currently our app analyzes golfers' golf swings and gives real-time swing analysis and personalized feedback on how to improve on over 30 points of performance.

In 3 years, using Generative AI, we would like to expand Sparrow into all other sports and fields of human movement. That includes: Basketball, Soccer, Hockey, Football, Baseball, Physical therapy, etc. We also are working to bring our AI Agent Coach to the market. These are forward looking projections and are not guaranteed.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Sparrow Vision, Inc. was incorporated in the State of Delaware in May 2018.

Since then, we have:

- Pro golfers: Martin Laird, Harold Varner III, Brittany Lincicome are investors + ambassadors
- Our revolutionary App uses A.I. to help athletes improve, starting with golf
- Projected $10 B market in golf, our first sport, with plans to expand into 12 sports
- Previously raised $5M from Fortune 500 execs, serial Angel Investors, sport icons
- 10 angel groups have also invested, including investors from The Keiretsu Forum (named the largest angel network in the world in 2021 by The Angel Resource Institute)
- Founders are Serial Entrepreneurs (3 previous exits), Product Innovators and A.I. PhD's
- Broken into the Top 50 Sports apps on the App Store (June 2025)
- Been recognized as the Most Valuable Company and Best of Keiretsu by The Keiretsu Forum.

Historical Results of Operations

Our company launched its first product in January of 2022, so has limited operations upon which prospective investors may base an evaluation of its performance.

- **In-Season (Golf) Revenues up 85% YoY.** For the period from April 15 to August 16, 2025 (the period we consider golf season) compared to the same period in 2024, the Company's revenues are up 85%, increasing from $207,613 to $387,396.
- **Assets.** As of December 31, 2025, the Company had $1,266,436 in total assets, including $1,187,675 in cash. As of December 31, 2024, the Company had total assets of $1,799,875, including $1,720,750 in cash.
- **Net Loss.** Net Loss. The Company has had net losses of $1,771,418 and net losses of $2,220,218 for the fiscal years ended December 31, 2025, and December 31, 2024, respectively.
- **Liabilities.** The Company's liabilities totaled $76,493 for the fiscal year ended December 31, 2025, and $118,317 for the fiscal year ended December 31, 2024.

Liquidity & Capital Resources

After the conclusion of this Offering, should we hit our funding target, our projected runway is 18 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds." We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 18 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering.

Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Sparrow Vision, Inc. current cash position is $1,187,675 on December 31, 2025. For 2025, revenues have averaged $82796.42/ month, cost of goods sold averaged $0/month, there was an average burn rate of $153,640 per month.

Since the date our financials cover, there have been no material changes to our financials or operations.

In the next 3–6 months, we intend to launch more features and expect to achieve a monthly revenue run rate of $200,000 8 months after launching with accompanying monthly costs of $150,000 per month. Our expenses will be solely related to research & development and marketing our product as we move to launch.

We expect expenses to increase as the company grows, but expect to achieve profitability within 24 months. These are forward looking projections and are not guaranteed.

In terms of securing additional sources of capital, the management team has prior experience raising funds from individual investors, angel groups, and venture capitalists. Additionally, the management team has secured other sources of capital (debt, loans, grants, etc.) for their previous startup companies.

FINANCIAL INFORMATION

28. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to **Appendix D, Financial Statements**

STAKEHOLDER ELIGIBILITY

29. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 25 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to November 15, 2025:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security?

☐ Yes ☑ No

ii. involving the making of any false filing with the Commission?

☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security?

☐ Yes ☑ No

ii. involving the making of any false filing with the Commission?

☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

 A. association with an entity regulated by such commission, authority, agency or officer?

☐ Yes ✅ No

B. engaging in the business of securities, insurance or banking?

☐ Yes ✅ No

C. engaging in savings association or credit union activities?

☐ Yes ✅ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

☐ Yes ✅ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?

☐ Yes ✅ No

ii. places limitations on the activities, functions or operations of such person?

☐ Yes ✅ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock?

☐ Yes ✅ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering

statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?

☐ Yes ☑ No

ii. Section 5 of the Securities Act?

☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

NOTE：

Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

30. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Manager. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Manager (the "Proxy"). The Proxy is irrevocable unless and until a Successor Manager takes the place of the Manager, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Manager or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Manager is an experienced individual who is chosen to act in the role of Manager on behalf of Investors that have a Proxy in effect. The Manager for Sparrow Vision 2025 SPV LLC is **Joseph Chin**, who has been chosen by the Company.

The Manager will not receive any compensation for his or her services to the SPV. Although the Manager may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Manager's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Manager's interests should always be aligned with those of Investors. It is, however, possible that in some limited circumstances the Manager's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Intermediary Portal must agree to give the Proxy described above to the Manager, provided that if the Manager is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:

 (a) a description of the material content of such information;

 (b) a description of the format in which such disclosure is presented; and

 (c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

31. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;

3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;

4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.


Sparrow Vision, Inc.

(Issuer)

By: Joseph Chin

(Signature)

Joseph Chin

(Name)

Manager

(Title)


Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.


Joseph Chin

(Signature)


Joseph Chin

(Name)

Manager

(Title)

April 27, 2026

(Date)

Appendix A

Business Description & Plan



Sparrow

Using Generative AI to teach people new skills

FOUNDING TEAM



JOE CHIN

CEO

___

20+ years

4x founder, 3 exits

former Rocket scientist:

Designed satellites

MS/BS Berkeley, Columbia



TODD EAGLIN

AI & ENGINEERING

___

10+ years

PhD in AI / Computer Vision from University of North Carolina

Multiple patents pending.

AI apps : Lowes,
Universal Studios,
T1V



SAM PIGOTT

STRATEGY

___

15+ years

former GM at $200m AI business, managed 200 people

Developed apps that:
reached 100M+ users
$2 billion+ in funding.



OVERVIEW

As Generative AI continues to grow, allowing people to create:

TEXT	AUDIO	VIDEO
 ChatGPT	Eleven Labs	runway

there's no GenAI solution that helps people learn physical skills like:



SPORTS

GUITAR

YOGA

HOBBIES

PHYSICAL THERAPY





Max

Wants to learn violin

Teachers too expensive



Jon

On JV team

Needs additional help



Sarah

Wants to learn dance

Too busy to go to classes

People are not reaching their full potential.

Enter Sparrow

① AI Coaching App at **Product Market Fit** in 1st area (golf)

Financing will allow proliferation in golf

→ profit stream

② Generative AI solution to replicate the AI Coaching App

Financing will allow completion

→ expansion to 300 areas sports, music, all human motion







Home
What is your goal?
Setting a swing goal can help you focus and get into a routine that will lead to a better swing.
Set a Swing Goal
Past Swings 38 swings
View All
1 Swings
Today
6.0
2 Swings
Fri, Sep 13
5.3
8 Swings
Thu, Sep 05
7.1
Drills For You
3 WAYS TO SHALLOW YOUR
The Perfect Golf Shaft Angle
Home
Priority
Drills

Sparrow technologies at work:



Computer Vision

3D Modeling

Distance Detection

Mobile AI / GenAI

Analysis

Avatar guide

Conversational



SOLUTION (WORKS!)

> " I actually have a real golf swing now "

> " I dropped 7 strokes using Sparrow "

> " Sparrow is the quickest way to break 90 "



★★★★★
4.6 star
(by multiple thousands)

1 million
Swings

Product-Market fit
People love it !



when replicated across all skills …



Max

Can play!

Jon

Makes varsity!

Sarah

Can dance!

People will reach their full potential.

MARKET

Golf
1ST AREA

103 million [1]

GOLFERS

$7 billion

All Sports

1 billion

PARTICIPANTS

$100 billion

Everything
HUMAN MOTION, COACHABLE

2 billion +

OF PARTICIPANTS

$800 billion

Sparrow's GenAI technology makes this all possible



PRODUCT: Sparrow Coaching App

3.7

COACHING APP

Interaction

Audio
Video
Avatar

+

Learning

Analysis
Learning Methodology
Logic | Flow

8.9



PRODUCT/PROCESS #2: Generative AI to replicate

Template

Golf



SPARROW GEN

Customization
Simulations
Motion capture
Data

AI Modules
Learning
Perception
UI Modules



SPW X

X =
Sports
Exercise
Hobbies
Music
Arts
Cooking
Yoga
Public Speaking
Physical Therapy



BUSINESS MODEL

Consumer Markets

Area 1



MARKETING-GROWTH

Paid Marketing 42%

Organic 58%

Push

Great Score
Do it again!

Influencer

Annual Focus

MOST POPULAR
Annual
$9.99/MO

2 3 4 5 X

COACHING APP
Phone

Product-Market fit !

Business to Business



Licensing
Channel Marketing
Direct

COACHING APP
Phone/Edge/Other

COMPETITION - GOLF

Established leader / Most widely used

4.6 Star
⭐⭐⭐⭐⭐



Sparrow

Performance Golf

SportsBox AI

Golf Fix

Mustard

# of reviews

2

Outside reviewers agree



Evaluating for strategic

" *We've been waiting for a solution - you're the first one that works*



Doing due diligence

" *Sparrow is the only solution on the market that works for all golfers!*



COMPETITION - GOLF

Sparrow has broken into the Top 50 Sports apps ! [3]







Sparrow - Golf
What's New
Preview

TOP 50

Mustard Golf Swing Analysis

GolfFix: AI Swing Analyzer|Cam
Perfect SWING!
Perfect SCORE!

Performance Golf AI Swing Fix

Sportsbox 3D Golf
What's New
Preview
CHAMPIONS CHOOSE DATA

while others have not gotten above 200 mark

COMPETITION - HUMAN MOTION

Sparrow is leader

Motion analysis (Golf)


COMPETITION
Swing Analysis - Data Examination
Easy-to-use Fast
Outdated Tech
Advanced Tech
Complex Slow
Sparrow
With Sparrow Coach...

Sparrow 1st

Gen AI Coach


9:29
Your Swing Analysis
better balance and club path throughout the swing.

Sparrow 1st

Coaching App Generator


Golf
SPARROW GEN
Sports
Exercise
Hobbies
Music
Arts
Cooking
Yoga
Public Speaking
Physical Therapy

COMPETITIVE ADVANTAGES



DATA

Flywheel —> Proprietary Data

ECONOMICS

Edge computing —> zero cost per use



INTELLECTUAL PROPERTY

Patents & Trademarks

BRAND

SPARROW = Leader in teaching



MARKETING / GROWTH

Scalable formula

WORD OF MOUTH	Natural + In-app referrals
PAID MARKETING	Facebook, Instagram, App Store
INFLUENCER	Instagram, Youtube, Reddit
AI-ENABLED GROWTH	Data -> Segment Identification -> Campaign
PHYSICAL EMBODIMENT	Stands
DISTRIBUTION	Driving Ranges, Teams, Social Mission
PR	Area-specific + AI-targeted + General
STRATEGIC	Partnerships = Reach



STATUS

After 3 yrs developing + optimizing above PMF:

Sparrow	Automated Push	Influencer	Annual Focus	Hands-On	Gamification	Personification
1.8	2.6	3.0	3.2-3.5	—	—	—

LTV/CAC 3.0 —> 65% Gross margin —> Product-Market fit

Revenues up 85%



Subscribers growing

Churn all-time low (even v. Duo)



FINANCIALS

Financial Summary

Sparrow P&L - Summary Chart (all figures are projections)

(all figures projected)	2022	2023	2024	2025	2026	2027	2028	2029
	PHASE 1 : R&D			PHASE 2 : Growth				
Revenues (000)								
Sparrow Golf	**$210**	**$362**	**$450**	**$825**	**$7,041**	**$21,100**	**$94,823**	**$174,052**
				PHASE 1				
Sparrow GEN						$3,397	$10,441	$58,103
						PHASE 2		
Revenue (Total)	**$210**	**$362**	**$450**	**$825**	**$7,041**	**$24,497**	**$105,264**	**$232,155**
Gross Profit	$179	$308	$418	$701	$5,985	$20,822	$89,474	$197,332
Net Income	-$1,160	-$1,555	-$1,888	-$1,464	$3,922	$13,549	$24,249	$13,212

(all figures projected)

Market penetration:

3.5% (golfers)

0.5% (human motion)

FINANCING

HISTORY

$5 million

in angel financing

CURRENTLY

$2 million

Growth focused

Winner

Most Valuable Company Keiretsu ('21)

Best of Keiretsu ('24)



INITIATIVES

- Growth mode : Sparrow Golf

- LTV/CAC ⟶ 5+ (hyper growth)

- Subscribers ⟶ 25k (5x)

- Revenue ⟶ $2.5m (ARR)

- Generate new Sparrows

USE OF FUNDS



Product 25%

Growth 65%

Other 10%

VALUATION

Attractive for AI/GenAI (ChatGPT etc.)

Lower than 90% of AI/GenAI valuations (same stage) [1]

ElevenLabs $99m   Synthesia $62m   FlowGPT $50m   Avante $25m

Mid-range (48% percentile) of ALL '24 seed valuations

based on Carta

Plenty of upside vs. average AI/GenAI exit

Average '24 AI/GenAI exit = **$380m**

based on Crunchbase (49)

$35 Million Valuation *

1 based on all published data
* depends on tier (i.e. $100k)



EXIT STRATEGY



Phases of Opportunity

Phase 1   Golf
2026-27   VC

Golf broadcast network (proposal)
Golf equip manufacturers
Golf publications

Phase 2   All Sports
2027-29   Human Motion

Nike, Adidas, etc.
Google, Microsoft, Meta, etc.

Phase 3   IPO
2029+

($800B addressable market)

INVESTOR CLASS

- Pro Golfers



MARTIN LAIRD
4-time PGA Winner

BRITTANY LINCICOME
8-time LPGA Tour Winner



HAROLD VARNER III
 # 1 Distance Efficiency on PGA

- 35+ Keiretsu Investors

  - 10 angel groups

- Coaches   Golf   World Cup winner

- Fortune 500 Executives

  - Professors of Finance

- Sports Execs / Icons

SUMMARY HIGHLIGHTS

SPARROW

 **IN HOTTEST SECTOR – AI / GENAI**

 **AT PRODUCT-MARKET FIT (65% gross margin) —> less risk**

 **EXIT COMPARABLES —> $380 million average —> 20X Return**

 **ROUND: $2M (over allocated), 25+ returning investors**

 **SUCCESSFUL EXPERIENCED TEAM : 3 Exits, 30+ Years in AI, Serial entrepreneurs**

Joe Chin | CEO
joe@sparrowup.com



Appendix : Footnotes

1 The R&A's Global Participation Report 2024

2 Apple App Store (March 2025)

3 Apple App Store (Golf Season, 2025)

4 Company's own assessments

Joe Chin | CEO
joe@sparrowup.com



Appendix B

Investor Contract

SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED   TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE-SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE-SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB BASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN <u>SECTION 5(f)</u>. THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISORS AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT. **THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY.** THESE FORWARD-LOOKING STATEMENTS   ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS,

WHICH CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: Sparrow Vision 2025 SPV LLC
64 Beaver Street, Suite 203
New York, New York 10004

Ladies and Gentlemen:

1. <u>SUBSCRIPTION</u>.

(a) The undersigned ("*Subscriber*") hereby subscribes for and agrees to purchase membership interests (the "*Securities*"), of Sparrow Vision 2025 SPV LLC, a Delaware limited liability company (the "*Company*"), upon the terms and conditions set forth herein. The Company is serving as a "crowdfunding vehicle" as defined under Rule 3a-9 of the Investment Company Act of 1940, as amended, for Series seed-1 Preferred Stock to be acquired from Sparrow Vision, Inc., a Delaware corporation (the "*Crowdfunding Issuer*"). The Securities being subscribed for under this Subscription Agreement constitute limited liability company membership interests of the Company which relate to Series seed-1 Preferred Stock issued by the Crowdfunding Issuer on a one-to-one basis. The rights of the Securities are as set forth in the Limited Liability Company Operating Agreement (the "*Operating Agreement*") of the Company and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) (i) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company and Crowdfunding Issuer filed with the SEC and any other information required by the Subscriber to make an investment decision. It is a condition of the Company's acceptance of this subscription that Subscriber becomes a party to the Operating Agreement;

(ii) Subscriber acknowledges that Subscriber has read the educational materials on the landing page, and has been informed of Subscriber's right to cancel the investment up to 48- hours prior to the Offering Deadline; however, once the Subscription Agreement is accepted by the Company and Crowdfunding Issuer there is no cancellation right;

(iii) Subscriber acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Company and Crowdfunding Issuer. A promoter may be any person who promotes the Company and Crowdfunding Issuer's offering for compensation, whether past or prospective, or who is a founder or an employee of an issuer that engages in promotional activities on behalf of the Company and Crowdfunding Issuer; and

(iv) Subscriber acknowledges that Subscriber has been informed of the compensation that DealMaker Securities LLC and its affiliates have received or will receive in connection with the sale of the Securities in the Regulation CF offering and the manner in which it is received

(c) Subscriber understands that the Crowdfunding Issuer, as Manager of the Company, will make all decisions for the Company even though the Subscriber's investment is not made with the Crowdfunding Issuer.

(d) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(e) The aggregate value of Securities sold shall not exceed $4,999,999.90 (the "**Oversubscription Offering**"). The Company may accept subscriptions until March 31, 2027 (the "**Termination Date**"). Providing that subscriptions for $50,000.13 worth of Securities are received, which also includes a 3.5% Investor Fee on each transaction (the "**Minimum Offering**"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "**Closing Date**").

(f) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. JOINDER TO OPERATING AGREEMENT. By executing this Subscription Agreement, Subscriber will automatically become party to the Operating Agreement of the Company as a Member holding the Securities of the Company.

3. PURCHASE PROCEDURE.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow Arrangements. Payment for the Securities shall be received by the escrow agent appointed by the Intermediary in this Offering (the "***Escrow Agent***") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Crowdfunding Issuer. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

4. REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND CROWDFUNDING ISSUER. The Company and Crowdfunding Issuer each represent and warrant to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company and Crowdfunding Issuer will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's or Crowdfunding Issuer's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Crowdfunding Issuer is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company is a limited liability company, duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company and Crowdfunding Issuer have all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Crowdfunding Issuer is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company and the Crowdfunding Issuer are eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement and the underlying securities to be issued to the Company has been duly authorized by all necessary corporate action on the part of the Company, and by the Crowdfunding Issuer. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms. Further, the underlying securities to be issued by the Crowdfunding Issuer to the Company will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Crowdfunding Issuer, enforceable against the Crowdfunding Issuer in accordance with their terms.

(d) Authority for Agreement. The execution and delivery by the Company and Crowdfunding Issuer of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale, and delivery of the Securities) are within the Company's and Crowdfunding Issuer's powers and have been duly authorized by all necessary actions on the part of the Company, and necessary actions of the Crowdfunding Issuer. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No Filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company and Crowdfunding Issuer of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial Statements. Complete copies of the Crowdfunding Issuer's financial statements consisting of the audited balance sheet of the Crowdfunding Issuer for the years ended December 31, 2024 and December 31, 2023, respectively, and the related statements of operations, changes in member's deficit and cash flows at December 31, 2024 and December 31, 2023 (the "**Financial Statements**") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Crowdfunding Issuer and fairly present the financial condition of the Crowdfunding Issuer as of the date they were prepared and the results of the operations and cash flows of the Crowdfunding Issuer for the periods indicated. Alice.CPA LLC, who has provided the audited Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC. Additionally, the Company has had audited inception financials (the "**Inception Financial Statements**") audited by Alice.CPA LLC, an independent accounting firm within the rules and regulations adopted by the SEC. The Inception Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's and Crowdfunding Issuer's knowledge, currently threatened in writing (a) against the Company or Crowdfunding Issuer or (b) against any consultant, officer, manager, director or key employee of the Company or Crowdfunding Issuer arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company or Crowdfunding Issuer.

5. REPRESENTATIONS AND WARRANTIES OF SUBSCRIBER. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on

Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) <u>Investment Representations</u>. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement. Subscriber is a natural person.

(c) <u>Manner of Holding</u>. Subscriber understands that the Subscriber is investing into the Company, which will serve as a "crowdfunding vehicle" for an investment between the Company and the Crowdfunding Issuer. The Company will maintain records of securityholders and provide rights as if the Subscriber invested directly into the Crowdfunding Issuer.

(d) <u>Illiquidity and Continued Economic Risk</u>. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(e) <u>Resales</u>. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC;

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(v) Subscriber understands and agrees that Subscriber will not attempt to Transfer or engage in any resales and that such transfers and resales may be prohibited by the Manager of the Company in its sole discretion, but for very limited situations.

(f) <u>Investment Limits</u>. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the greater of its annual income or net worth, or (B) $2,500; or

(ii) Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the greater of its annual income or net worth, and does not exceed $124,000; or

(iii) Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, and no investment limits shall apply.

(g) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a securityholder and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company or the Crowdfunding Issuer is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company or the Crowdfunding Issuer as a condition of such transfer**.

(h) Crowdfunding Issuer Information. Subscriber has read the Offering Statement. Subscriber understands that the Crowdfunding Issuer is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Crowdfunding Issuer's business, management and financial affairs with managers, officers and management of the Crowdfunding Issuer and has had the opportunity to review the Crowdfunding Issuer's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Crowdfunding Issuer and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Crowdfunding Issuer or others with respect to the business or prospects of the Crowdfunding Issuer or its financial condition.

(i) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Crowdfunding Issuer on the basis of the Crowdfunding Issuer's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will   bear a lower valuation.

(j) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary
resident) at the address shown on the signature page.

(k) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents   that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

6. INDEMNITY. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company, the Crowdfunding Issuer and their respective officers, directors and affiliates, and each other person, if any, who controls the Company or the Crowdfunding Issuer, as the case may be, within the meaning of Section 15 of the Securities Act, against any and all loss, liability, claim, damage

and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. <u>TRANSFER RESTRICTIONS</u>.

(a) <u>"Market Stand-Off" Agreement</u>. Each Subscriber hereby agrees that it will not, without the prior written consent of the managing underwriter or financial advisor to the Crowdfunding Issuer (as applicable), during the period commencing on the date of the final prospectus relating to the registration by the Crowdfunding Issuer of its securities under the Securities Act on a registration statement on Form S-1 or Form S-3, and ending on the date specified by the Crowdfunding Issuer and the managing underwriter (such period not to exceed one hundred eighty (180) days in the case of the initial public offering (the "IPO") or any merger with or into a special purpose acquisition vehicle ("SPAC"), or such other period as may be requested by the Crowdfunding Issuer or an underwriter or financial advisor to accommodate regulatory restrictions on (1) the publication or other distribution of research reports, and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), or ninety (90) days in the case of any registration other than the IPO, or such other period as may be requested by the Crowdfunding Issuer, its financial advisors or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Shares (or other securities, whether such shares or any such securities are then owned by the Subscriber or are thereafter acquired) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Securities, in cash, or otherwise. The foregoing provisions of this <u>Section 7(a)</u> shall not apply to the sale of any securities to an underwriter pursuant to an underwriting agreement, or the transfer of any securities to any trust for the direct or indirect benefit of the Subscriber or the immediate family of the Subscriber, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, and shall be applicable to the Subscribers only if all officers and directors are subject to the same restrictions. The financial advisors of the Crowdfunding Issuer or its underwriters in connection with such registration are intended third party beneficiaries of this <u>Section 7(a)</u> and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Subscriber further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this <u>Section 7(a)</u> or that are necessary to give further effect thereto.

For purposes of this <u>Section 7(a)</u>, the term "Crowdfunding Issuer" shall include any wholly owned subsidiary of the Crowdfunding Issuer into which the Crowdfunding Issuer mergers or consolidates. In order to enforce the foregoing covenant, the Crowdfunding Issuer may impose stop transfer instructions with respect to the Subscriber's registrable securities of the Crowdfunding Issuer (and the Crowdfunding Issuer shares or securities of every other person subject to the foregoing restriction) until the end of such period. The Subscriber agrees that a legend reading substantially as follows may be placed on all certificates representing all of such Subscriber's registrable securities of the Crowdfunding Issuer (and the Crowdfunding Issuer shares or securities of every other person subject to the restriction contained in this <u>Section 7(a)</u>):

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT OF SPARROW VISION, INC. ("SPARROW"), FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN SPARROW AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT SPARROW'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES."

(b) Further Limitations on Disposition. Without in any way limiting the representations and warranties set forth in this Agreement, the Subscriber agrees not to make any disposition of all or any portion of the Crowdfunding Issuer's Series seed-1 Preferred Stock or any securities which may be converted into the Crowdfunding Issuer's Series seed-1 Preferred Stock unless and until the transferee has agreed in writing for the benefit of the Crowdfunding Issuer to make the representations and warranties set out in Section 5 and the undertaking set out in Section 7(a) of this Agreement and:

(i) there is then in effect a registration statement under the Securities Act covering such proposed disposition, and such disposition is made in connection with such registration statement; or

(ii) such Subscriber has (A) notified the Crowdfunding Issuer of the proposed disposition; (B) furnished the Crowdfunding Issuer with a detailed statement of the circumstances surrounding the proposed disposition; and (C) if requested by the Crowdfunding Issuer, furnished the Crowdfunding Issuer with an opinion of counsel reasonably satisfactory to the Crowdfunding Issuer that such disposition will not require registration under the Securities Act.

The Subscriber agrees that it will not make any disposition of any of the Crowdfunding Issuer's securities to the Crowdfunding Issuer's competitors, as determined in good faith by the Crowdfunding Issuer.

8. APPLICABLE LAW; JURISDICTION & VENUE. All questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal laws of the State of Delaware without the application of conflicts of law principals. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the Delaware Court of Chancery and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the above named courts, except as provided for in Section 10, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

9. WAIVER OF JURY TRIAL. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS, THE SHARES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS AGREEMENT, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION

HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

10. <u>MEDIATION</u>. Any dispute, controversy or claim arising out of or relating to this Agreement or the breach thereof or otherwise arising by or between any parties hereto (including the Subscribers and the Company or the Manager), whether arising in tort or contract outside or under the provisions of this Agreement, shall be settled by mediation in New York, New York. The parties shall, before the commencement of judicial proceedings, attempt in good faith to settle their dispute by mediation using American Arbitration Association under its Commercial Arbitration Rules and Mediation Procedures in the City of New York, State of New York. If the dispute cannot be resolved through mediation, then the parties shall proceed with judicial proceedings as set forth in <u>Section 8</u> and <u>Section 9</u>.

11. <u>NOTICES</u>. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) when delivered by hand; or (b) when received by the addressee if sent by a nationally recognized overnight courier; or (c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this <u>Section 9</u>):

If to the Company, to:

Sparrow Vision 2025 SPV LLC

64 Beaver Street, Suite 203
New York, NY 10004

If to the Crowdfunding Issuer, to:

Sparrow Vision, Inc.
64 Beaver Street, Suite 203
New York, NY 10004

If to a Subscriber, to Subscriber's address as shown on the signature page hereto.

Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

12. <u>MISCELLANEOUS</u>.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and the Crowdfunding Issuer and their respective successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company, the Crowdfunding Issuer and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent
permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Crowdfunding Issuer is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any   rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

Sparrow Vision, Inc.

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Membership Interests of Sparrow Vision, Inc. by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

(Name of Subscriber)

By:
(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number

(Telephone Number)

(Offline Investor)
(E-Mail Address)

Number of securities: **Membership Interests**
Aggregate Subscription Price: **$0.00 USD**

TYPE OF OWNERSHIP:

If the Subscriber is individual: If the Subscriber is not an individual:

☐ Individual

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

Check this box if the securities will be held in a custodial account: ☐

Type of account:

EIN of account:

Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

Sparrow Vision, Inc.

By:

Authorized Signing Officer

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
   a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;
   a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

       (Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

AML Certificate

By executing this document, the client certifies the following:

If an Entity:
1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.
Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

By submitting this payment, I hereby authorize DealMaker to charge my designated payment method for the investment amount indicated. I understand this investment is subject to the terms of the offering and its associated rules and investor protections. I understand it is not a purchase of goods or services. I acknowledge that this transactior is final, non-refundable unless otherwise stated or required, and represents an investment subject to risk, including loss. I confirm that I have reviewed all offering documents and agree not to dispute this charge with my bank or card issuer, so long as the transaction corresponds to the agreed terms and disclosures.

DATED:

INVESTOR: (Print Full Name of Investor)

By:

   (Signature)

Name of Signing Officer (if Entity):

Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

Self-Certification of Trustee

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in Sparrow Vision, Inc.'s offering.

I certify that:

1. I, , am the trustee of the ("Trust") (the "**Trustee**")

2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in Sparrow Vision, Inc.'s offering;

3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust ("**Trust Investment**").

4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature:

**CANADIAN ACCREDITED INVESTOR CERTIFICATE**

TO: Sparrow Vision, Inc. (the "**Corporation**")

The Investor hereby represents, warrants and certifies to the Corporation that the undersigned is an "Accredited Investor" as defined in Section 1.1 of National Instrument 45-106. The Investor has indicated below the criteria which the Investor satisfies in order to qualify as an "Accredited Investor".

The Investor understands that the Corporation and its counsel are relying upon this information in determining to sell securities to the undersigned in a manner exempt from the prospectus and registration requirements of applicable securities laws.

The categories listed herein contain certain specifically defined terms. If you are unsure as to the meanings of those terms, or are unsure as to the applicability of any category below, please contact your legal advisor before completing this certificate.

In connection with the purchase by the undersigned Subscriber of the Purchased Membership Interests, the Subscriber hereby represents, warrants, covenants and certifies to the Corporation (and acknowledges that the Corporation and its counsel are relying thereon) that:

a. the Subscriber is, and at the Closing Time, will be, an "accredited investor" within the meaning of NI 45-106 or Section 73.3 of the Securities Act (Ontario), as applicable, on the basis that the undersigned fits within one of the categories of an "accredited investor" reproduced below beside which the undersigned has indicated the undersigned belongs to such category;

b. the Subscriber was not created or is not used, solely to purchase or hold securities as an accredited investor as described in paragraph (m) below; and

c. upon execution of this Schedule B by the Subscriber, including, if applicable, Appendix 1 to this Schedule B, this Schedule B shall be incorporated into and form a part of the Subscription Agreement.

(PLEASE CHECK THE BOX OF THE APPLICABLE CATEGORY OF ACCREDITED INVESTOR)

☐	(a)	a Canadian financial institution, or a Schedule III bank;
☐	(b)	the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);
☐	(c)	a subsidiary of any Person referred to in paragraphs (a) or (b), if the Person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;
	(d)	a Person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a Person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);
☐	(e)	an individual registered under the securities legislation of a jurisdiction of Canada as a representative of a Person referred to in paragraph (d);
☐	(e.1)	an individual formerly registered under the securities legislation of a jurisdiction of Canada, other than an individual formerly registered solely as a representative of a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);
☐	(f)	the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada;
☐	(g)	a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l'île de Montréal or an intermunicipal management board in Québec;
☐	(h)	any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;
☐	(i)	a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada;

	(j)	an individual who, either alone or with a spouse, beneficially owns financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds CAD$1,000,000;
☐	(j.1)	an individual who beneficially owns financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds CAD$5,000,000;
	(k.1)	an individual whose net income before taxes exceeded CAD$200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded CAD$300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;
	(k.2)	Net income before taxes combined with your spouse's was more than CAD $300,000 in each of the 2 most recent calendar years, and their combined net income before taxes is expected to be more than CAD $300,000 in the current calendar year
☐	(l)	an individual who, either alone or with a spouse, has net assets of at least CAD$5,000,000;
☐	(m)	a Person, other than an individual or investment fund, that has net assets of at least CAD$5,000,000 as shown on its most recently prepared financial statements and that has not been created or used solely to purchase or hold securities as an accredited investor;
☐	(n)	an investment fund that distributes or has distributed its securities only to (i) a Person that is or was an accredited investor at the time of the distribution, (ii) a Person that acquires or acquired securities in the circumstances referred to in sections 2.10 (Minimum amount investment) and 2.19 (Additional investment in investment funds) of NI 45-106, or (iii) a Person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 (Investment fund reinvestment) of NI 45-106;
☐	(o)	an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt;
☐	(p)	a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be;
	(q)	a Person acting on behalf of a fully managed account managed by that Person, if that Person (i) is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and (ii) in Ontario, is purchasing a security that is not a security of an investment fund;
☐	(r)	a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded;
☐	(s)	an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function;
☐	(t)	a Person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are Persons that are accredited investors;
☐	(u)	an investment fund that is advised by a Person registered as an adviser or a Person that is exempt from registration as an adviser;
	(v)	a Person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as (i) an accredited investor, or (ii) an exempt purchaser in Alberta or Ontario; or
☐	(w)	a trust established by an accredited investor for the benefit of the accredited investor's family members of which a majority of the trustees are accredited investors and all of the beneficiaries are the accredited investor's spouse, a former spouse of the accredited investor or a parent, grandparent, brother, sister, child or grandchild of that accredited investor, of that accredited investor's spouse or of that accredited investor's former spouse.

(x)   in Ontario, such other persons or companies as may be prescribed by the regulations under the Securities Act (Ontario).

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

Definitions for Accredited Investor Certificate

As used in the Accredited Investor Certificate, the following terms have the meanings set out below:

a. "**Canadian financial institution**" means (i) an association governed by the *Cooperative Credit Associations Act* (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or (ii) a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;

b. "**entity**" means a company, syndicate, partnership, trust or unincorporated organization;

c. "**financial assets**" means cash, securities, or any a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;

d. "**fully managed account**" means an account of a client for which a Person makes the investment decisions if that Person has full discretion to trade in securities for the account without requiring the client's express consent to a transaction;

e. "**investment fund**" means a mutual fund or a non-redeemable investment fund, and, for greater certainty in Ontario, includes an employee venture capital corporation that does not have a restricted constitution, and is registered under Part 2 of the *Employee Investment Act* (British Columbia), R.S.B.C. 1996 c. 112, and whose business objective is making multiple investments and a venture capital corporation registered under Part 1 of the *Small Business Venture Capital Act* (British Columbia), R.S.B.C. 1996 c. 429 whose business objective is making multiple investments;

f. "**mutual fund**" means an issuer whose primary purpose is to invest money provided by its security holders and whose securities entitle the holder to receive on demand, or within a specified period after demand, an amount computed by reference to the value of a proportionate interest in the whole or in part of the net assets, including a separate fund or trust account, of the issuer;

g. "**non-redeemable investment fund**" means an issuer,
    A. whose primary purpose is to invest money provided by its securityholders,
    B. that does not invest,
        i. for the purpose of exercising or seeking to exercise control of an issuer, other than an issuer that is a mutual fund or a non-redeemable investment fund, or
        ii. for the purpose of being actively involved in the management of any issuer in which it invests, other than an issuer that is a mutual fund or a non-redeemable investment fund, and
    C. that is not a mutual fund;

h. "**related liabilities**" means liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets and liabilities that are secured by financial assets;

i. "**Schedule III bank**" means an authorized foreign bank named in Schedule III of the Bank Act (Canada);

j. "**spouse**" means an individual who (i) is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual, (ii) is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or (iii) in Alberta, is an individual referred to in paragraph (i) or (ii), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta); and

k. "**subsidiary**" means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

In NI 45-106 a Person or company is an affiliate of another Person or company if one of them is a subsidiary of the other, or if each of them is controlled by the same Person.

In NI 45-106 a Person (first Person) is considered to control another Person (second Person) if (a) the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation, (b) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership, or (c) the second Person is a limited partnership and the general partner of the limited partnership is the first Person.

RISK ACKNOWLEDGEMENT FORM (FORM 45-106F9)

Form for Individual Accredited Investors

WARNING! This investment is risky. Do not invest unless you can afford to lose all the money you pay for this investment.

Section 1 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER	
1. About your investment	
Type of Securities: Membership Interests	Issuer: Sparrow Vision, Inc. (the "Issuer")
Purchased from: The Issuer	
Sections 2 to 4 – TO BE COMPLETED BY THE PURCHASER	
2. Risk acknowledgement	
This investment is risky. Initial that you understand that:	**Your Initials**
Risk of loss – You could lose your entire investment of $	
Liquidity risk – You may not be able to sell your investment quickly – or at all.	
Lack of information – You may receive little or no information about your investment.	
Lack of advice – You will not receive advice from the salesperson about whether this investment is suitable for you unless the salesperson is registered. The salesperson is the person who meets with, or provides information to, you about making this investment. To check whether the salesperson is registered, go to www.aretheyregistered.ca.	
3. Accredited investor status	
You must meet at least one of the following criteria to be able to make this investment. Initial the statement that applies to you. (You may initial more than one statement.) The person identified in section 6 is responsible for ensuring that you meet the definition of accredited investor. That person, or the salesperson identified in section 5, can help you if you have questions about whether you meet these criteria.	**Your Initials**
• Your net income before taxes was more than CAD$200,000 in each of the 2 most recent calendar years, and you expect it to be more than CAD$200,000 in the current calendar year. (You can find your net income before taxes on your personal income tax return.)	
• Your net income before taxes combined with your spouse's was more than $300,000 in each of the 2 most recent calendar years, and you expect your combined net income before taxes to be more than CAD$300,000 in the current calendar year.	
• Either alone or with your spouse, you own more than CAD$1 million in cash and securities, after subtracting any debt related to the cash and securities.	
• Either alone or with your spouse, you have net assets worth more than CAD$5 million. (Your net assets are your total assets (including real estate) minus your total debt.)	
4. Your name and signature	
By signing this form, you confirm that you have read this form and you understand the risks of making this investment as identified in this form.	
First and Last Name (please print):	
Signature:	
Date:	
Section 5 – TO BE COMPLETED BY THE SALESPERSON	
5. Salesperson information	
First and Last Name of Salesperson (please print):	
Telephone:	Email:
Name of Firm (if registered):	

Section 6 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER
6. For more information about this investment
For more information about this investment / the Issuer: Company Name: **Sparrow Vision, Inc.** Address: , , , Contact: Email: Telephone: **For more information about prospectus exemptions, contact your local securities regulator. You can find contact information at <u>www.securities-administrators.ca</u>.**

INTERNATIONAL INVESTOR CERTIFICATE

FOR SUBSCRIBERS RESIDENT OUTSIDE OF CANADA AND THE UNITED STATES

TO: **Sparrow Vision, Inc.** (the "**Corporation**")

The undersigned (the **"Subscriber"**) represents covenants and certifies to the Corporation that:

i. the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) is not resident in Canada or the United States or subject to applicable securities laws of Canada or the United States;

ii. the issuance of the securities in the capital of the Corporation under this agreement (the "**Securities**") by the Corporation to the Subscriber (or its disclosed principal, if any) may be effected by the Corporation without the necessity of the filing of any document with or obtaining any approval from or effecting any registration with any governmental entity or similar regulatory authority having jurisdiction over the Subscriber (or its disclosed principal, if any);

iii. the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction which would apply to this subscription, if there are any;

iv. the issuance of the Securities to the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) complies with the requirements of all applicable laws in the jurisdiction of its residence;

v. the applicable securities laws do not require the Corporation to register the Securities, file a prospectus or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the international jurisdiction;

vi. the purchase of the Securities by the Subscriber, and (if applicable) each disclosed beneficial subscriber, does not require the Corporation to become subject to regulation in the Subscriber's or disclosed beneficial subscriber's jurisdiction, nor does it require the Corporation to attorn to the jurisdiction of any governmental authority or regulator in such jurisdiction or require any translation of documents by the Corporation;

vii. the Subscriber will not sell, transfer or dispose of the Securities except in accordance with all applicable laws, including applicable securities laws of Canada and the United States, and the Subscriber acknowledges that the Corporation shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws; and

viii. the Subscriber will provide such evidence of compliance with all such matters as the Corporation or its counsel may request.

The Subscriber acknowledges that the Corporation is relying on this certificate to determine the Subscriber's suitability as a purchaser of securities of the Corporation. The Subscriber agrees that the representations, covenants and certifications contained to this certificate shall survive any issuance of Securities and warrants of the Corporation to the Subscriber.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

                                                       By:

                                                       (Signature)

                                                       Name:

                                                       (If signing on behalf of entity)

                                                       Title:

                                                       (If signing on behalf of entity)

Appendix C

Director & Officer Work History

- Joseph Chin — Co-Founder & Chief Executive Officer
  - For the past three years, Joseph (Joe) has been employed full-time by the Company, serving as Co-Founder and Chief Executive Officer. His responsibilities include overseeing overall company strategy, operations, fundraising, and organizational leadership.
- Todd Eaglin — Co-Founder & Chief AI Officer
  - For the past three years, Todd has been employed full-time by the Company, serving as Co-Founder and Chief AI Officer. His responsibilities include leading development of the Company's artificial intelligence systems, managing the technical roadmap, and supervising all AI-related research and product initiatives.
- James Chin — Independent Non-Executive Director
  - James has remained independent of any employment or business activities since 2018, ensuring full objectivity in his board role. And he is he is employed by another Employer.

Appendix D

Financial Statements

Sparrow Vision, Inc.

(a Delaware Corporation)

Audited Financial Statements

For the years ended December 31, 2025 and December 31, 2024

Financial Statements

Sparrow Vision, Inc.

Table of Contents

Independent Accountant's Auditor Report   FS-3

Audited Financial Statements as of December 31, 2025 and December 31, 2024:

    Balance Sheet   FS-5

    Income Statement   FS-6

    Statements of Changes in Stockholders' Equity   FS-7

    Statements of Cash Flows   FS-8

    Notes to Financial Statements   FS-9




Independent Auditor's Report

April 22, 2026
To the Shareholders of Sparrow Vision, Inc.
Re: 2025-2024 Financial Statement Audit – Sparrow Vision, Inc.
New York, NY

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Sparrow Vision, Inc., which comprise the balance sheets as of December 31, 2025 and December 31, 2024, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Sparrow Vision, Inc. as of December 31, 2025 and December 31, 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Sparrow Vision, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Sparrow Vision, Inc.'s ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:


229 Park Ave S, Suite 70037
New York, New York 10003-1502


Info@Alice.CPA



- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Sparrow Vision, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Sparrow Vision, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
April 22, 2026



SPARROW VISION, INC.
BALANCE SHEETS
AS of December 31, 2025 and December 31, 2024
(Audited)

ASSETS		2025		2024
Current Assets				
Cash and cash equivalents	$	1,187,675	$	1,720,750
Accounts Receivable		67,891		69,125
Other current assets		10,870		10,000
Total Current Assets		**1,266,436**		**1,799,875**
Total Assets		**1,266,436**		**1,799,875**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Accounts payable		-		19,530
Credit cards		7,538		7,982
Accrued expenses		68,955		90,805
Total Current Liabilities		**76,493**		**118,317**
Total Liabilities		**76,493**		**118,317**
Stockholders' Equity				
Common Stock, $0.00001 par value		545		545
Preferred Stock, $0.00001 par value		748		604
Additional paid-in capital - Stock Options		183,203		183,203
Additional paid-in capital - Common Stock		232,666		232,666
Additional paid-in capital - Preferred Stocks		9,805,649		8,525,991
Retained earnings		(9,032,870)		(7,261,452)
Total Stockholders' Equity		**1,189,942**		**1,681,558**
Total Liabilities and Stockholders' Equity	$	**1,266,436**	$	**1,799,875**

The accompanying footnotes are an integral part of these financial statements.

SPARROW VISION, INC.
INCOME STATEMENTS
For the Years Ended December 31, 2025 and December 31, 2024
(Audited)

	2025	2024
Revenues	$ 993,557	$ 453,333
Cost of revenues	(357,774)	(42,198)
Gross Profit	**635,783**	**411,136**
Operating Expenses		
Advertising and marketing	826,343	341,201
General and administrative	661,964	790,802
Salaries and wages	815,026	1,101,049
Product and development	112,610	149,394
Stock-based compensation	-	316,326
Total Operating Expenses	**2,415,943**	**2,698,771**
Other Income		
Other income	8,741	67,417
Total Other income	**8,741**	**67,417**
Net Loss	**$ (1,771,418)**	**$ (2,220,218)**

The accompanying footnotes are an integral part of these financial statements.

SPARROW VISION, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2025 and December 31, 2024
(Audited)

	Common Stock Shares	Common Stock Value ($ par)	Preferred Stock Shares	Preferred Stock Value ($ par)	Additional Paid in Capital Common Stock	Additional Paid in Capital Preferred Stock	Additional Paid in Capital Stock Options	Accumulated Deficit	Total Stockholders' Equity
Balance as of December 31, 2023	48,899,999	$ 489	59,935,305	$ 599	$ -	$7,650,563	-	$ (5,041,234)	$ 2,610,418
Stock-based compensation	-	-	-	-	-	-	316,326	-	316,326
Issuance of Common Stock	5,623,251	56	-	-	232,666	-	(133,122)	-	99,600
Issuance of Preferred stock	-	-	527,952	5	-	875,427	-	-	875,433
Net loss	-	-	-	-	-	-	-	(2,220,218)	(2,220,218)
Balance as of December 31, 2024	54,523,250	$ 545	60,463,257	$ 604	$ 232,666	$ 8,525,991	$ 183,203	$ (7,261,452)	$ 1,681,558
Issuance of Common Stock	-	-	-	-	-	-	-	-	-
Issuance of Preferred stock	-	-	14,384,469	144	-	1,279,659	-	-	1,279,802
Net loss	-	-	-	-	-	-	-	(1,771,418)	(1,771,418)
Balance as of December 31, 2025	54,523,250	$ 545	74,847,726	$ 748	$ 232,666	$9,805,649	$ 183,203	$(9,032,870)	$ 1,189,942

The accompanying footnotes are an integral part of these financial statements.

SPARROW VISION, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2025 and December 31, 2024
(Audited)

	2025	2024
Cash Flows from Operating Activities		
Net Loss	$ (1,771,418)	$ (2,220,218)
Adjustments to reconcile net loss to net cash provided by operations:		
Stock Based Compensation	-	316,326
Changes in operating assets and liabilities:		
Accounts receivable	1,234	(35,348)
Other current assets	(870)	-
Accounts payable	(19,530)	(581)
Credit cards	(444)	(19,187)
Accrued expenses	(21,850)	51,229
Net cash used in operating activities	**(1,812,878)**	**(1,907,780)**
Cash Flows from Financing Activities		
Exercise of Stock Options	-	(133,122)
Issuance of Common Stock	-	232,722
Issuance of Preferred Stock	1,279,804	875,433
Net cash from financing activities	**1,279,804**	**975,033**
Net change in cash and cash equivalents	**(533,074)**	**(932,747)**
Cash and cash equivalents at beginning of year	1,720,750	2,653,496
Cash and cash equivalents at end of year	**$ 1,187,675**	**$ 1,720,750**

The accompanying footnotes are an integral part of these financial statements.

Sparrow Vision, Inc.
Notes to Audited Financial Statements
For the years ended December 31, 2025 and December 31, 2024
(Audited)

Note 1 – Organization and Nature of Business

Sparrow Vision, Inc. (which may be referred to as the "Company", "we," "us," or "our") was registered in Delaware on May 10, 2018. The Company is headquartered in New York, New York. The Company provides artificial intelligence–driven personalized golf swing analysis and feedback through a digital platform. The Company's services are offered primarily through subscription-based access and one-time purchases delivered via third-party digital marketplaces (e.g. Apple App Store).

Since inception, the Company has devoted substantially all of its efforts to developing its technology platform, enhancing its products, and expanding its customer base. The Company's fiscal year-end is December 31. The Company has no subsidiaries as of December 31, 2025.

Note 2 – Change in Accounting Policy

During the year ended December 31, 2025, the Company changed its accounting policy related to the presentation of revenue derived from sales through the Apple App Store. In prior periods, the Company reported revenue net of fees retained by the Apple App Store.

Effective January 1, 2025, the Company reports revenue on a gross basis, reflecting the total fees charged to customers before application marketplace fees, as the Company is considered the principal in the transaction under ASC 606, *Revenue from Contracts with Customers*. Under the gross presentation, fees retained by the Apple App Store, which are generally approximately 30% of the gross amounts charged to customers, are recorded as cost of revenues.

In addition, certain platform hosting and server-related costs directly attributable to the delivery of the Company's services are now classified within cost of revenues rather than operating expenses. As a result, gross profit more closely reflects the Company's net payouts from third-party marketplaces after application marketplace fees, inclusive of other direct costs.

This change in accounting policy has been applied retrospectively, and the Company's financial statements for the year ended December 31, 2024 have been restated to conform to the current-year presentation. The retrospective application of this change affected the presentation of revenues, cost of revenues, and gross profit, but had no impact on net loss, total assets, total liabilities, or cash flows for the comparative period presented.

Note 3 – Summary of Significant Accounting Policies

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

Sparrow Vision, Inc.
Notes to Audited Financial Statements
For the years ended December 31, 2025 and December 31, 2024
(Audited)

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company maintains its cash balances with federally insured financial institutions and, at times, balances may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk related to cash. The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2025 and December 2024, the Company had $1,187,675 and $1,720,750 of cash and cash equivalents, respectively. As of December 31, 2025, the balance of cash and cash equivalents included a certificate of deposit (CD) of $300,000. There were no certificates of deposit as of December 31, 2024.

Accounts Receivable

Accounts receivable are stated at the amount the Company expects to collect, net of any allowances for credit losses. The Company primarily generates accounts receivable from its sales of applications through the iTunes Store. As such, the Company does not have traditional trade customers, nor does it negotiate invoices with individual customers. Instead, the majority of accounts receivable represent amounts due from the iTunes Store, based on sales of applications within the reporting period.

The Company evaluates the collectability of accounts receivable on an ongoing basis, considering factors such as the financial stability of the iTunes Store and the historical collection experience. Given the highly predictable nature of revenue from the iTunes Store and the established collection processes with Apple, the risk of significant credit losses is minimal. The Company does not maintain an allowance for doubtful accounts as it believes all amounts are collectible.

As of December 31, 2025 and December 31, 2024, the Company had accounts receivable totaling $67,891 and $69,125, respectively. These amounts are considered to be fully collectible, and there were no allowances for credit losses recorded as of the balance sheet dates. Any balances that remain outstanding after reasonable collection efforts are written off.

Prepaid Expenses

The Company capitalizes payments for future goods or services to be expensed over the course of their usefulness. Such assets are expected to be recognized in the next twelve months and thus included in current assets on the balance sheets. As of December 31, 2025, and 2024, the Company has no outstanding prepaid expenses.

Other Current Assets

Sparrow Vision, Inc.
Notes to Audited Financial Statements
For the years ended December 31, 2025 and December 31, 2024
(Audited)

Other current assets consist of amounts receivable related to funds previously remitted in connection with the opening of a new bank account. These amounts are expected to be recovered within the next twelve months and are therefore classified as current assets on the balance sheets. As of December 31, 2025 and 2024, the outstanding receivable balance is $10,870 and $10,000, respectively.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Expenditures for additions and major improvements that significantly extend the useful lives of the assets are capitalized, while expenditures for repairs and maintenance are charged to expense as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, typically ranging from three to five years.

Management periodically reviews property and equipment, for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable based on expected future cash flows. If undiscounted cash flows from the use and eventual disposition of an asset are less than its carrying amount, an impairment loss is recognized for the difference between the carrying value and the asset's fair value. In making this assessment, management considers factors such as operating performance, future business prospects, asset utilization, potential obsolescence, competition, and other economic conditions. Based on this evaluation, no impairment was recognized for the years ended December 31, 2025 and 2024.

Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses represent obligations to pay for goods and services that have been received but not yet paid as of the reporting date. Accounts payable are recorded at their invoiced amounts, while accrued expenses are recognized based on management's best estimates of amounts owed for expenses incurred but not yet invoiced.

These obligations are classified as current liabilities and are generally settled within the Company's normal operating cycle. Accounts payable and accrued expenses are recognized at the transaction date and are subsequently measured at amortized cost, which generally equals the amount expected to be paid.

As of December 31, 2025 and 2024, the Company's accounts payable totaled $0 and $19,530, respectively, and accrued expenses totaled $68,955 and $90,805, respectively.

Credit Card Payables

Credit card payables are recorded at the amounts owed to credit card companies for purchases made by the Company using its credit cards. These obligations are classified as current liabilities unless payment is not due within one year. Credit card payables are recognized when the transaction occurs and are subsequently measured at the amount owed, which generally reflects the transaction amount billed by the credit card company. As of December 31, 2025, and 2024, the Company had outstanding credit card payables of $7,538 and $7,982, respectively.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718, *Stock Compensation*. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined

FS - **12**

Sparrow Vision, Inc.
Notes to Audited Financial Statements
For the years ended December 31, 2025 and December 31, 2024
(Audited)

as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505, *Equity*. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining the stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

As of December 31, 2025 and 2024, the carrying amounts of the Company's financial assets and liabilities reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, *Revenue from Contracts with Customers* (Topic 606). Revenue is recognized when a customer obtains control of promised goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the company expects to receive in exchange for those goods or services.

The Company applies the following five-step model in order to determine this amount:
i.   Identification of the promised goods in the contract;
ii.   Determination of whether the promised goods are performance obligations, including whether they are distinct in the context of the contract;

FS - **13**

Sparrow Vision, Inc.
Notes to Audited Financial Statements
For the years ended December 31, 2025 and December 31, 2024
(Audited)

iii. Measurement of the transaction price, including the constraint of variable consideration;
iv. Allocation of the transaction price of the performance obligations; and
v. Recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods and services it transfers to the customer. Once a contract is determined to be within the scope of Topic 606 at contract inception, the Company reviews the contract to determine which performance obligations it must deliver and which of these performance obligations are distinct. The Company recognizes revenues when the performance obligations are satisfied, typically when the service is provided or the customer receives the benefit of the service.

Sparrow Vision, Inc. provides AI-driven personalized feedback on golf swings through its digital platform. The Company's primary revenue stream is derived from the sale of subscriptions to access its platform, where users receive personalized swing analysis and feedback powered by AI. Revenue is recognized when control of the service is transferred to the customer, which occurs when the customer has access to the feedback and can actively utilize the service.

For subscriptions, revenue is recognized over the subscription period as the service is provided. If customers purchase one-time feedback sessions, revenue is recognized when the feedback is delivered to the customer and is accessible through the platform.

The Company's performance obligation is fulfilled when the personalized feedback is available to the customer, and the customer can interact with and utilize the analysis. This typically occurs upon the completion of the swing analysis and delivery of the report, at which point the customer gains full access to the service.

Cost of Revenues

Cost of revenues consists of all direct costs incurred in providing the Company's services to customers. These costs include platform hosting and server expenses necessary for operating and maintaining the Company's personalized golf swing feedback services, as well as fees charged by third-party digital marketplaces.

The Company distributes its services through the Apple App Store, which retains a platform fee equal to approximately 30% of the gross amounts charged to customers. The Company reports revenue on a gross basis, reflecting the total fees charged to customers before application marketplace fees, as the Company is considered the principal in the transaction. Platform fees retained by the Apple App Store are recorded as cost of revenues.

Advertising and marketing

The Company expenses advertising costs as they are incurred. Such costs approximated $826,343 and $341,202, for the years ended December 31, 2025 and December 31, 2024, respectively.

Other Income

Other income primarily consists of interest earned on the Company's certificate of deposit, which matured during the year. For the year ended December 31, 2025, and 2024 interest income were $8,741 and $67,417, respectively.

Income Taxes

Sparrow Vision, Inc.
Notes to Audited Financial Statements
For the years ended December 31, 2025 and December 31, 2024
(Audited)

The provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. The Company records a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

The Company records a liability for uncertain tax positions when it is probable that a loss has been incurred and the amount can be reasonably estimated. The Company has no liabilities for uncertain tax positions at December 31, 2025 and 2024. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

Note 4 – Liquidity and Going Concern Considerations

The Company's financial statements have been prepared on the basis of the going concern assumption, which assumes that the Company will continue to operate for the foreseeable future and will realize its assets and discharge its liabilities in the normal course of business. For the years ended December 31, 2025, and 2024, the Company reported net losses of approximately $1.8 million and $2.2 million, respectively.

As of December 31, 2025, the Company had positive working capital of approximately $1.2 million and net assets of approximately $1.2 million, reflecting a positive equity position. Despite incurring net losses, the Company's positive working capital and equity position support its ability to continue operations.

Management has assessed the Company's financial position and liquidity and believes that, based on these factors, there is no substantial doubt about the Company's ability to continue as a going concern for the foreseeable future. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Note 5 – Stockholders' Equity

Capital Structure

The Company was originally incorporated on May 10, 2018 with authorization to issue 75,000,000 shares of capital stock, consisting of 25,000,000 shares of Class A Common Stock and 50,000,000 shares of Class B Common Stock, each with a par value of $0.00001 per share.

On October 22, 2021, the Company amended its Certificate of Incorporation to increase the authorized capital from 75,000,000 to 160,000,000 shares. As part of this amendment, the Company authorized 55,000,000 shares of Series Seed-1 Preferred Stock, increased the authorized Class A Common Stock from 25,000,000 to 55,000,000 shares, and retained the previously authorized 50,000,000 shares of Class B Common Stock.

Sparrow Vision, Inc.
Notes to Audited Financial Statements
For the years ended December 31, 2025 and December 31, 2024
(Audited)

On October 2, 2024, the Company adopted a further amendment to increase the total authorized capital from 160,000,000 to 350,000,000 shares. Under this amendment, the authorized Class A Common Stock increased to 145,000,000 shares, the authorized Class B Common Stock increased to 80,000,000 shares, and the authorized Series Seed-1 Preferred Stock increased to 125,000,000 shares. All classes of stock continue to have a par value of $0.00001 per share.

Common Stock

During the year ended December 31, 2025, there has been no new common stock issued.

During the year ended 2024, the Company issued 5,623,251 shares of Common Stock upon the exercise of stock options. These issuances resulted in total increases to stockholders' equity $99,600, reflected as increases to Common Stock and Additional Paid-in Capital.

The Company had 54,523,250 shares of Common Stock issued and outstanding as of December 31, 2025 and 2024.

Preferred Stock

During the years ended December 31, 2025 and 2024, the Company issued 14,384,469 and 527,952 shares of Series Seed-1 Preferred Stock, respectively, in connection with its Series Seed-1 financing. These issuances resulted in total proceeds of $1,279,309 in 2025 and $875,433 in 2024, which were recorded as increases to Preferred Stock and Additional Paid-in Capital.

The Company had 74,847,726 and 60,463,257 shares of Series Seed-1 Preferred Stock issued and outstanding as of December 31, 2025 and 2024, respectively.

Stock Options

The Company accounts for stock-based compensation under the provisions of Accounting Standards Codification ("ASC") Topic 718, Compensation – Stock Compensation, which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and non-employee officers based on estimated fair values as of the grant date. Compensation expense is recognized on a straight-line basis over the requisite service period.

The Company has an Equity Incentive Plan (the "2024 Plan") under which up to 24,391,521 shares of Common Stock are reserved for issuance through incentive stock options and non-statutory stock options. Options generally vest over periods up to three years and expire ten years after the grant date or upon earlier termination of service. Forfeitures are recognized when they occur. New shares are issued upon exercise of options.

During the year ended December 31,2025, there has been no stock options exercised.

As of December 31, 2025, the aggregate fair value of unvested stock options was $334,075, which is expected to be recognized over a weighted average period of approximately 10 years.

Note 6 – Commitments and Contingencies

Lease Commitments

As of December 31, 2025 and 2024, the Company has no outstanding lease commitments.

Commercial and Legal Matters

Sparrow Vision, Inc.
Notes to Audited Financial Statements
For the years ended December 31, 2025 and December 31, 2024
(Audited)

In the ordinary course of business, the Company may be subject to various threatened or asserted claims, including legal disputes. As of the balance sheet date, management is not aware of any such claims or litigation, either individually or in the aggregate, that would reasonably be expected to have a material adverse effect on the Company's financial position, results of operations, or liquidity.

Note 7 – Subsequent Events

Management's Evaluation

Management has evaluated subsequent events through April 22, 2026, the date the financial statements were available for issuance. Based on this evaluation, no additional material events other than those described below were identified that require adjustment or disclosure in the financial statements.

Sparrow Vision 2025 SPV LLC

(a Delaware Limited Liability Company)

Audited Financial Statements

For the year ended December 31, 2025

Financial Statements

Sparrow Vision 2025 SPV LLC

Table of Contents

Independent Accountant's Auditor Report   FS - 3

Audited Financial Statements for the year ended December 31, 2025:

    Balance Sheet   FS - 5

    Income Statement   FS - 6

    Statements of Changes in Member's Equity   FS - 7

    Statements of Cash Flows   FS - 8

    Notes to Financial Statements   FS - 9





Alice CPA

Independent Auditor's Report

April 24, 2026
To the Shareholders of Sparrow Vision 2025 SPV LLC
New York, NY

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Sparrow Vision 2025 SPV LLC (the "Company"), which comprise the balance sheet as of December 31, 2025, and the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Sparrow Vision 2025 SPV LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the *Auditor's Responsibilities for the Audit of the Financial Statements* section of our report. We are independent of Sparrow Vision 2025 SPV LLC in accordance with the relevant ethical requirements relating to our audit and have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date the financial statements are issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

As part of an audit in accordance with GAAS, we:







- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
February 12, 2026



SPARROW VISION 2025 SPV LLC
BALANCE SHEET
As of December 31, 2025
(Audited)

ASSETS

Current Assets

Cash and cash equivalents	$	-
Total Current Assets		-
Total Assets	$	-

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities

Due to related party	$	260
Total Current Liabilities		260
Total Liabilities		260

Members' Equity

Members contributions		-
Retained Earnings/ (Accumulated deficit)		(260)
Total Members' Equity		(260)
Total Liabilities and Members' Equity	$	-

The accompanying footnotes are an integral part of these financial statements.

SPARROW VISION 2025 SPV LLC
INCOME STATEMENT
For the Period from Inception (November 12, 2025) to December 31, 2025
(Audited)

Revenues	$	-
Operating Expenses		
General and administrative		260
Total Operating Expenses		**260**
Net Income (Loss)	$	**(260)**

The accompanying footnotes are an integral part of these financial statements.

SPARROW VISION 2025 SPV LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Period from Inception (November 12, 2025) to December 31, 2025
(Audited)

	Members' Contributions	Retained Earnings/ (Accumulated Deficit)	Total Members' Equity
Beginning Balance as of date of inception (November 12, 2025)	$ -	$ -	$ -
Members' contributions	-	-	-
Net loss	-	(260)	(260)
Balance as of December 31, 2025	$ -	$ (260)	$ (260)

The accompanying footnotes are an integral part of these financial statements.

SPARROW VISION 2025 SPV LLC
STATEMENT OF CASH FLOWS
For the Period from Inception (November 12, 2025) to December 31, 2025
(Audited)

Cash Flows from Operating Activities		
Net Income (Loss)	$	(260)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Depreciation and amortization		-
Changes in operating assets and liabilities:		
Due to related party		260
Net cash provided by (used in) operating activities		-
Cash Flows from Investing Activities		
Net cash used in investing activities		-
Cash Flows from Financing Activities		
Member contribution		-
Net cash used in financing activities		-
Net change in cash and cash equivalents		-
Cash and cash equivalents at beginning of year		-
Cash and cash equivalents at end of year	$	-
Supplemental information		
Interest paid	$	-
Income taxes paid	$	-

The accompanying footnotes are an integral part of these financial statements.

SPARROW VISION 2025 SPV LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD FROM INCEPTION (NOVEMBER 12, 2205) TO DECEMBER 31, 2025
(AUDITED)

NOTE 1 – NATURE OF OPERATIONS

Sparrow Vision 2025 SPV LLC (the "Company," "we," "us," or "our") was formed on November 12, 2025, with the intent of serving as the crowdfunding vehicle for Sparrow Vision Inc.

The Company is a Delaware limited liability company formed to operate as a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act of 1940, as amended. The Company was formed solely to (i) raise capital in one or more offerings conducted under Section 4(a)(6) of the Securities Act of 1933, as amended, and Regulation Crowdfunding ("Reg CF") through an intermediary portal, (ii) acquire, hold, and dispose of securities issued by Sparrow Vision, Inc. (the "Crowdfunding Issuer" or "Portfolio Issuer"), and (iii) take actions incidental thereto. The Company is restricted to investing in a single issuer, may not incur leverage other than ordinary course trade payables, will not issue securities other than membership units ("Units"), and generally will not offer redemption rights except as required by law.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. As of December 31, 2025, the Company had no cash and cash equivalents.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that

SPARROW VISION 2025 SPV LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD FROM INCEPTION (NOVEMBER 12, 2205) TO DECEMBER 31, 2025
(AUDITED)

prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2025.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers. As of December 31, 2025, the Company has not commenced operations and has not recognized any revenue.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred. No organizational costs were incurred as of December 31, 2025.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – DEBT AND RELATED PARTY TRANSACTIONS

As of December 31, 2025, the Company had a due to related party balance of $260, representing formation expenses paid on behalf of the Company by the Company's Chief Executive Officer. The amount is unsecured, non-interest bearing, and due on demand.

The Company is managed by its manager and CEO of Sparrow Vision Inc., Joseph Chin (the "Manager"), and LLC members generally have no right to participate in the management of the Company except as expressly provided in the operating agreement. Units are generally non-voting; however, to the extent the Portfolio Issuer solicits votes or consents with respect to the underlying portfolio securities, the Manager will vote the portfolio securities proportionally in accordance with Member instructions using a pass-through "mirror voting" mechanism (Members who do not provide instructions are deemed to have abstained).

NOTE 4 – EQUITY

SPARROW VISION 2025 SPV LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD FROM INCEPTION (NOVEMBER 12, 2205) TO DECEMBER 31, 2025
(AUDITED)

As of December 31, 2025, the Company has not yet received any investments. It is the intent of the Company to issue Units that maintain a one-to-one relationship between the number, denomination, type and rights of the securities issued by the Crowdfunding Issuer to the Company pursuant to Reg CF, such that each Unit represents a proportionate beneficial interest in the securities held by the Company.

The Company's Units are offered solely pursuant to Reg CF through Dealmaker Securities LLC (the "Intermediary"). Investors bear platform fees (including a 3.5% platform fee) and escrow and payment processing fees as disclosed in the applicable Form C, and each Series bears its organization and offering expenses as disclosed in the Form C. Members also pay the Manager an administrative fee equal to 0% of funds raised per year, plus reimbursement of reasonable out-of-pocket expenses.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 6 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company's ability to continue as a going concern is dependent upon the successful completion of a future crowdfunding offering and related capital contributions. As of December 31, 2025, the Company has not commenced operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 7 – SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through April 24, 2026, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

Appendix E

Supporting Documents

LIMITED LIABILITY COMPANY AGREEMENT
OF
SPARROW VISION 2025 SPV LLC

This Limited Liability Company Agreement (this "Agreement") of **Sparrow Vision 2025 SPV LLC**, a Delaware limited liability company (the "Company"), dated December 10, 2025 ("Effective Date"), is entered into by and among the Company, **Joseph Chin**, an individual (the "Manager"), and all other Persons who become parties hereto as Members in accordance with the terms hereof.

RECITALS

WHEREAS, the Company is being formed to serve as a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act of 1940, as amended, which provides that the Company must be organized and operated for the sole purpose of directly acquiring, holding, and disposing of securities issued by a single crowdfunding issuer and raising capital in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act of 1933, as amended (the "**Securities Act**").

WHEREAS, the Company will undertake the limited purpose of acquiring, holding, and disposing of securities (the "**Securities**") issued by Sparrow Vision, Inc. (the "**Crowdfunding Issuer**").

WHEREAS, **Joseph Chin** will serve as the Manager of the Company and will oversee the operations and management of the Company on behalf of the Members.

WHEREAS, it is the intent of the Company to issue Membership Units that maintain a one-to-one relationship between the number, denomination, type and rights of the securities issued by the Crowdfunding Issuer to the Company pursuant to Regulation Crowdfunding.

In consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE I — FORMATION; PURPOSE; DEFINITIONS

1.1 Formation. The Company has been formed as a Delaware limited liability company under the Delaware Limited Liability Company Act, 6 Del. C. §18-101 et seq. (the "DLLCA"), by filing a Certificate of Formation with the Delaware Secretary of State on [Formation Date].

1.2 Crowdfunding Vehicle; Purpose. The Company is intended to operate as a "crowdfunding vehicle" within the meaning of Exchange Act Rule 3a-9. The Company is formed solely to (a) raise capital pursuant to Section 4(a)(6) of the Securities Act and Regulation Crowdfunding ("Reg CF") through an intermediary portal, (b) acquire and hold securities of Sparrow Vision, Inc. (the "Portfolio Issuer"), and (c) take actions incidental thereto.

1.3 Limitations. The Company shall not (i) invest in more than one issuer, (ii) incur leverage other than ordinary course trade payables, (iii) issue securities other than Units, (iv) offer redemption rights (except as required by law), or (v) engage in any activity inconsistent with Rule 3a‑9.

1.4 Definitions. Capitalized terms used but not defined herein have the meanings set forth in Schedule 1 attached hereto.

ARTICLE II — MEMBERSHIP UNITS

2.1 Units. The Company shall issue membership interests in the form of Units. Units are non-certificated unless otherwise determined by the Manager and are non-voting except as expressly set forth herein.

2.2 One-to-One Relationship. Units shall maintain a one-to-one relationship with the Securities acquired by the Company from the Crowdfunding Issuer, such that each Unit represents a proportionate beneficial interest in the Securities held by the Company.

ARTICLE III — MANAGER; VOTING; PASS‑THROUGH DIRECTION

3.1 Manager. The business and affairs of the Company shall be managed by the Manager. Members shall have no right to participate in management except as expressly provided herein.

3.2 Voting. Pass‑Through. Units are non‑voting. To the extent the Portfolio Issuer solicits votes or consents, the Manager shall vote the portfolio securities held by a Series proportionally in accordance with instructions (or lack thereof) from Members of such Series, using a pass‑through "mirror voting" mechanism; if a Member provides no instruction, such Member shall be deemed to have abstained.

3.3 Standard of Conduct; Fiduciary Duties. To the fullest extent permitted by the DLLCA, the fiduciary duties of the Manager are eliminated and replaced with the contractual duties expressly set forth herein, including an obligation to act in good faith and not to engage in fraud, willful misconduct or knowing violation of law.

ARTICLE IV — OFFERING; ADMISSION; TRANSFERS

4.1 Reg CF Offering. Units are offered solely pursuant to Section 4(a)(6) and Reg CF through Dealmaker Securities LLC (the "Intermediary"). Subscriptions, escrow, cancellations, and closings shall be administered pursuant to Reg CF and the Intermediary's rules.

4.1A Minimum Investment. The minimum investment amount per Member shall be $500 (the "Minimum Investment"), except that the Manager may accept subscriptions in lesser amounts in its sole discretion.

4.2 Admission. Upon acceptance by the Intermediary and the Manager, and settlement of the subscription price, a subscriber shall be admitted as a Member of the Company of the applicable Series and deemed to have executed this Agreement and the applicable Series Supplement.

4.3 Transfer Restrictions. Units may not be transferred for one year after purchase except as permitted under Reg CF (transfers to the issuer, to an accredited investor, to a family member or trust, or in connection with death or divorce). After the one-year period, any transfer of Units shall be subject to the prior written approval of the Manager and must comply with applicable securities laws and the provisions of this Agreement.

ARTICLE V — CAPITAL; DISTRIBUTIONS; ALLOCATIONS

5.1 Capital Contributions. Units shall be issued for cash in the amount disclosed in the Form C for such Series. No Member shall be obligated to make additional capital contributions.

5.2 Distributions. Distributions, if any, shall be made to Members of a Series pro rata in accordance with Units held, at such times as the Manager may determine, subject to reasonable reserves. No Member is entitled to a distribution unless declared by the Manager.

5.3 Allocations. Items of income, gain, loss, deduction, and credit of a Series shall be allocated among Members of such Series in accordance with Code §704 and the Treasury Regulations, as set forth in Exhibit A.

5.4 No Carried Interest. The Manager shall not be entitled to any carried interest, promote, or disproportionate allocation of profits. All economic returns shall be distributed to Members pro rata in accordance with their Units, subject only to the administrative fee set forth in Section 6.1. (c) Liquidity Event. For purposes of this Agreement, "Liquidity Event" means (i) a sale of all or substantially all of the Securities held by the Company, (ii) a merger, acquisition, or change of control of the Portfolio Issuer, (iii) an initial public offering of the Portfolio Issuer, or (iv) any other transaction resulting in the disposition of the Securities.

5.5 Withdrawal or Resignation of a Member. No Member may withdraw or resign from the Company as a Member except with the prior written consent of the Manager, which consent may be given or withheld, conditioned or delayed in the Manager's sole discretion. In the event of a permitted withdrawal or resignation, a withdrawing Member will not be entitled to a return of his, her or its capital contribution and will acquire the status of a Transferee.

ARTICLE VI — FEES; EXPENSES

6.1 The investor inside of the Company shall bear the platform fees of 3.5%, escrow and payment processing fees disclosed in the Form C, and shall pay the Manager an administrative fee of $0% of funds raised per year, plus reimbursement of reasonable out-of-pocket expenses.

6.2 Organization and Offering Expenses. The Series shall bear its organization and offering expenses as disclosed in the Form C.

ARTICLE VII — TAX MATTERS

7.1 Classification. The Company intends to be treated as a partnership for U.S. federal income tax purposes. The Manager is designated the "Partnership Representative" for the Company for purposes of Subchapter C of Chapter 63 of the Code, with authority described in Exhibit A.

7.2 Reports. The Manager shall cause to be prepared and delivered to Members IRS Schedules K‑1 and such other tax information as is reasonably necessary.

ARTICLE VIII — BOOKS; REPORTS; MEETINGS

8.1 Records. The Manager shall keep complete books and records for the Company.Members shall have inspection rights as set forth in Exhibit D, subject to confidentiality obligations.

8.2 Ongoing Reporting. The Manager shall coordinate with the Portfolio Issuer to facilitate delivery of ongoing reports required by Reg CF.

ARTICLE IX — LIABILITY; INDEMNIFICATION

9.1 Limited Liability. No Member shall be liable for the debts, obligations or liabilities of the Company beyond such Member's capital contribution.

9.2 Indemnification. To the fullest extent permitted by law, the Company shall indemnify the Manager and its affiliates against any and all losses, liabilities, claims, damages, and expenses (including reasonable attorneys' fees and other legal costs) arising out of or in connection with the management and operation of the Company, except to the extent that such losses result from the Manager's fraud, willful misconduct, or knowing violation of law. The Company may advance expenses to the Manager and its affiliates, provided that such advances are subject to repayment if it is ultimately determined that the Manager was not entitled to indemnification.

ARTICLE X — DISSOLUTION; LIQUIDATION

10.1 Dissolution. The Company shall dissolve upon (i) the disposition of all of its portfolio securities and distribution of proceeds, (ii) the determination of the Manager that dissolution is advisable, or (iii) as otherwise required by law.

10.2 Liquidation. Upon dissolution, the Manager shall wind up the Company's affairs and distribute assets first to creditors (including the Manager to the extent permitted by law) and then to Members pro rata.

10.3 Term. The term of the Company shall continue until the earlier of (i) 10 years from the Effective Date, (ii) the completion of a Liquidity Event and distribution of all proceeds, or (iii) dissolution as provided in Section 10.1. The Manager may extend the term for up to [5] additional two-year periods upon written notice to the Members if reasonably necessary to complete the orderly disposition of the Securities.

ARTICLE XI — MISCELLANEOUS

11.1 Amendments. The Manager may amend this Agreement without Member consent to the extent such amendment does not materially and adversely affect the economic rights of Members or is required to comply with law or the Intermediary's rules.

11.2 Notices. Notices may be given by electronic transmission to the email address on record with the Intermediary.

11.3 Entire Agreement; Governing Law. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and shall be governed by Delaware law.

Exhibit A — Allocations

Standard partnership allocations, substantial economic effect drafting, §704(b) maintenance of capital accounts, and §704(c) principles if applicable.

Exhibit B — Partnership Representative

Designation of Manager as Partnership Representative; authority to settle, extend, bind Members; push-out elections; allocation of imputed underpayments.

Exhibit C — Inspection; Confidentiality

Reasonable inspection rights subject to confidentiality undertakings; limitations to protect the Portfolio Issuer's sensitive information and regulatory compliance.

IN WITNESS WHEREOF, the parties are signing this Operating Agreement of Sparrow Vision 2025 SPV, LLC on the date stated in the introductory paragraph.

MANAGER:

By: Joseph Chin

MEMBERS:

By: DocuSigned by: Joseph Chin 2BFE4BF2115F480...

Name: Joseph Chin

[Signature Page of Sparrow Vision 2025 SPV, LLC Operating Agreement]

Appendix F

Offering Page

SPARROW
SPARROW –
YOUR AI COACH

Started with golf ...
Moving to all sports ...
Then ALL forms of human motion

$435,000
Early Bird Goal $850,000

$85,000
Remaining

EARLY BIRD ALMOST SOLD OUT
GET ADDITIONAL 10% SHARES



Get The Investor Pitch Deck

The Leader in Golf
Top 50 in Sports Apps
(App Store)

Revenue Increased 89%
Year Over Year

Award Winning

Expanding to All Forms of Human Motion



Golf

All Sports

All Human Motion

How It Works

Capture

Analyze

Improve

Watch the Product Tour

User Testimonials
Real Golfers. Real Results.

The results speak for themselves – here's what our users and investors say.

MARTIN LAIRD

Sparrow Golfer
★★★★★

Eric Mohammed
★★★★★

Jordan Williams
★★★★★

Why We Win



Cost Effective Economics

Brand

Intellectual Property

Network Effect

Roadmap

Golf is just the beginning.

2022

2023

2024

2025

2026 +

Meet the Founders

Investor Class

Investor Testimonials

The Future: Sparrow's AI Agent

"The AI Agent market is a multi-trillion dollar opportunity"

Jenson Huang
- CEO Nvidia

All Human Motion

Baseball	Ballet	Guitar	Coaching
Football	Cheer	Violin	Physical Therapy
Golf	Dance	Piano	Sign Language
Hockey	Gymnastics	Drums	Tutoring

...And More!

Valuation & Stage

The average AI/GenAI exit in 2025 was $530 million (Crunchbase).

Summary of Sparrow Investment



- In one of the fastest growing industries - AI
- Revenue increased
- Leader in its field
- Experienced team with past exits
- Proprietary technology

Get The Investor Pitch Deck

Frequently Asked Questions

1. Why invest in startups?
2. How much can I invest?
3. How do I calculate my net worth?
4. What are the tax implications of an equity crowdfunding investment?
5. Who can invest in a Regulation CF Offering?
6. What do I need to know about early-stage investing? Are these investments risky?
7. When will I get my investment back?
8. Can I sell my shares?
9. Exceptions to limitations on selling shares during the one-year lockup period
10. What happens if a company does not reach their funding target?
11. How can I learn more about a company's offering?
12. What if I change my mind about investing?
13. How do I keep up with how the company is doing?
14. What relationship does the company have with DealMaker Securities?

Join the Discussion